ARS
P.E. 12/31/01

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST
ANNUAL REPORT **2001**

A / YEAR OF




macy's
macy's

STARS AND STRIPES FOREVER

In a blur of lights and fountains of red-and-white fireworks, painted carousel horses whirled in the central atrium of the Willow Grove Park mall as more than 600 people gathered at an invitation-only event to celebrate its renovation and the opening of a new 225,000 square-foot Macy's store. The renovation expands the reach of the mall, which is surrounded by many of the highest-income neighborhoods in suburban Philadelphia. At the event, the band struck up John Philip Sousa's "Stars and Stripes Forever," which Sousa himself had conducted at the original Willow Grove Park in the early 1900s. But this year, the patriotic march was particularly poignant.

Pennsylvania Real Estate Investment Trust (NYSE: PEI), founded in 1960 and one of the first equity REITS in the U.S., has a primary investment focus on shopping centers (approximately 10.9 million square feet) and apartment communities (7,242 units) located primarily in the eastern United States. The Company's portfolio currently consists of 45 properties in 10 states. In addition, there are four retail properties under development, which will add approximately 1.3 million square feet to the portfolio. Pennsylvania Real Estate Investment Trust is headquartered in Philadelphia, Pennsylvania.



DEAR FELLOW SHAREHOLDERS,

This was a year of days that changed our world and our business forever. Yet our Company continued to perform, just as we always have, day after day, year after year, through boom and bust, from the Cold War to the war on terrorism. For more than forty years, we have continued to deliver strong performance and dividends that have never been missed and never reduced. As we finish this report, we have announced our 100th consecutive dividend, which was paid today, March 15, 2002. This is an unbroken record of returns to our investors that we are proud of and committed to sustaining.

2001 TOTAL RETURNS

SOURCE: NAREIT


32.67%
13.93%
2.49%
-12.22%
0%
PREIT
ALL EQUITY REITS
RUSSELL 2000
S&P 500

In this report, we look at some of the days that have shaped our business, and created the platform for our future progress.

THE STRENGTH OF CONTINUITY | This was a year in which our continuity was tested. The weakening economy and terrorist attacks of September 11 created one of the most challenging retail environments in recent history. In our own organization, we also mourned the loss of PREIT's founder and Chairman Sylvan M. Cohen in September, and the passing of William R. Dimeling, who served ably as a Trustee for nearly two decades, in October.

Sylvan Cohen was a visionary pioneer in real estate, an active contributor to our community and a talented leader who skillfully carried our organization through its first four decades. William Dimeling, a trustee since 1982, offered keen advice and sharp analysis, drawing upon his vast knowledge of business and real estate. We will miss their wise counsel. But they helped us build more than an outstanding record of growth and progress; they established an organization with the resilience and staying power to continue to prosper in the future.

SO WE ROLLED UP OUR SLEEVES AND WENT BACK TO WORK.

9/8/

We celebrated the grand reopening of the newly renovated Willow Grove Park mall and welcomed a new Macy's to this very strong market in November. We opened and nearly finished tenanting new properties, including Paxton Towne Centre and Creekview Center. CEO Ron Rubin, who worked closely with Sylvan Cohen since our merger four years ago, smoothly assumed the responsibility of Chairman. In December, we welcomed experienced real estate executive Ira Lubert to our Board of Trustees.

With a rising dividend and share price, we delivered a total return of 32.67 percent to our investors.



/2001

STEADINESS AND FINESSE

PREIT founder Sylvan Cohen died at home on September 8th at the age of 87. Born in 1914, he grew up in a family of nine children in a row home in West Philadelphia. He was four when his father died during an influenza epidemic. By the age of 11, Sylvan was working six days a week after school and on Saturdays to help support his family. After earning his law degree from the University of Pennsylvania, he helped found one of the leading Philadelphia law firms. He was a pioneer in real estate investment, establishing one of the nation's first REITs in 1960. A leader in the industry, he was former Chairman of the National Association of Real Estate Investment Trusts and the International Council of Shopping Centers. He was an avid tennis player and active community leader, including serving as President of the Jewish Federation of Greater Philadelphia and Vice President of the United Way, and Trustee or Director of the University of Pennsylvania's Medical School and Law School, the National Conference of Christians and Jews, and the Police Athletic League of Philadelphia.

As his son Stephen Cohen commented at his memorial service, "His tennis reflected his temperament. He would return hundreds of balls in a row without making a single error. He never seemed to miss a shot. He never tried to kill the ball or hit as hard as he could. He did not need to. His game epitomized steadiness and finesse."

Under his leadership, PREIT's portfolio grew to 29.6 million square feet of property in 10 states. But he also built something just as important, the organization to ensure that the business he founded would continue into the future with "steadiness and finesse."



NEVER MISSED, NEVER REDUCED

Gathered around the conference table at corporate headquarters in Philadelphia, the PREIT Board of Trustees voted to approve the 99th consecutive dividend to shareholders. On December 17, 2001, investors received a cash dividend of $0.51 per share ($2.04 per share on an annual basis). Since the first dividend was paid to investors in August 1962, it has never been missed and never reduced.

WHY ONLY 99 DIVIDEND PAYMENTS IN 41 YEARS?

Initial dividends were paid twice per year. It was only in 1992 that we moved to quarterly dividend payments.

In celebration of the company's 100th dividend payment, PREIT officials rang the closing bell at the New York Stock Exchange on March 14, 2002.

PEI
LISTED
NYSE.


PREIT
PEI
LISTED
NYSE
MARCH
14
THURSDAY

A CHALLENGING YEAR | This was not a year of flashy results, but one in which we put our shoulders to the wheel and got things done. Despite a challenging year, net operating income (NOI) from wholly-owned properties and the Company's share of partnerships and joint ventures rose by 3.9 percent for the year, to $92.4 million. Same-store NOI for the retail portfolio (excluding lease termination fees) increased by 4.9 percent year-over-year and same-store NOI for multifamily properties rose by 3.7 percent. At the end of 2001, our power centers and enclosed malls were 96.6 percent and 94.3 percent occupied, respectively. Sales per square foot at mall properties increased by 5.5 percent for the year.


/2001
STRONG RETURNS
$ 1,800,000
$ 1,600,000
$ 1,400,000
$ 1,200,000
$ 1,000,000
$ 800,000
$ 600,000
$ 400,000
$ 200,000
0
1960
1970
1980
1990
2001

The value of a $10,000 investment in 1,000 PREIT shares invested in 1960 with dividends reinvested would be $1,700,000 as of 12/31/01. Between 1960 and the end of 2001, this investment produced an average return of 13.04 percent.

The good performance of our properties is not fully reflected in funds from operations (FFO) and net income results for 2001. FFO was $44.7 million, or $2.70 per share, in 2001, compared with $45.8 million, or $3.06 per share, in 2000. Net income in 2001 was $19.8 million, or $1.35 per share, compared with $32.3 million, or $2.41 per share, in

2000. Excluding incremental lease termination fees of $5.2 million received in 2000 and the impact of our 2 million-share offering in 2001, however, both FFO and net income would have trended upward.

In this blocking and tackling year, we continued to strengthen our finances. In January 2001, we began to utilize a $250 million combined credit and construction finance facility provided by a consortium of banks led by Wells Fargo to support acquisitions, development, and our day-to-day activities. In July we successfully completed a public offering of 2 million shares that raised net proceeds of $44.3 million. The public offering was used to pay down debt and provide working capital. We believe the additional access to capital and the reduction of leverage


10/25/
MULTIFAMILY OCCUPANCY
(AT 12/31)
0%
95.40%
95.80%
96.10%
94.70%
1998
1999
2000
2001
TOTAL MULTIFAMILY NOI
(IN 000's)
$0
$26,622
$30,274
$31,751
$32,938
1998
1999
2000
2001

offer significant long-term benefits to our shareholders. These funds ensure we will have the resources to pursue investment opportunities when they arise.

FLEXIBILITY AND EXPERIENCE | We continue to be opportunistic and entrepreneurial in finding and exploiting opportunities in the current environment. As financial investors divest from the retail sector, this creates the potential for acquiring properties at attractive prices. Our experienced manage-


HEALINGAMERICA
LAND OF THE FREE!!
PENTAGON
UNITED FLIGHT 175
AMERICAN FLIGHT 77
UNITED FLIGHT 93
THEY look down, THEY see our LOVE

/2001

HEALINGAMERICA PREIT

COMMUNITY AND COMPASSION

As smoke rose from hot barbecue grills into the cool fall air, residents of Lakewood Hills in Pennsylvania gathered to celebrate community and raise money for the victims of the September 11 tragedy. The event was part of a "Healing America" campaign across PREIT's retail and multifamily properties to raise funds for victims of the September 11 attacks. Through the "Great American Cookouts" at residential properties, and similar fundraising events at our regional malls, along with individual and company contributions, our PREIT communities came together to raise nearly $100,000 for the American Red Cross and other organizations.




Hills
APARTMENTS TOWNHOMES


PENNSYLVANIA REAL ESTATE INVESTMENT TRUST

2/6/2001

COMMUNICATION AND ACCESS

Demonstrating its commitment to enhance communications with the investment community, PREIT re-launched its corporate website at www.preit.com. The site features an in-depth Investor Relations section and detailed information on the company's history, industry and operations. The site offers direct access to stock quotes, downloadable supplemental disclosure and flash reports, archived news releases, SEC filings, company presentations, annual reports, and proxy statements. PREIT also expanded its intranet to promote better communication and coordination throughout the organization and with outside partners.


PENNSYLVANIA REAL ESTATE INVESTMENT TRUST
PENNSYLVANIA REAL ESTATE INVESTMENT TRUST
PENNSYLVANIA REAL ESTATE INVESTMENT TRUST
PENNSYLVANIA REAL ESTATE INVESTMENT TRUST

ment team—with an average of more than two decades of real estate experience among our top leadership — can spot the strategic opportunities and take advantage of them.

We have demonstrated our capacity to find diamonds in the rough and polish them to create value. Dartmouth Mall and Prince Georges Plaza were properties that were tracking at just over $200 per square foot when we took charge and now are achieving sales of approximately $400 per square foot thanks to our renovations, retenanting and management. We also are expanding alternative revenue opportunities through strategies such as sponsorships, interactive advertising and strategic alliances with vendors. This

7/11/2001

SECURITY AND FLEXIBILITY

PREIT announced a public offering of 2 million shares of common stock at $23 per share. The $44.3 million generated by the equity offering was used to pay down debt and provide working capital. The offering, following the successful completion of a $250 million combined credit and construction finance facility announced in January 2001, gives the company tremendous flexibility – to conserve resources in a downturn or to invest rapidly as opportunities emerge.


EQUITY MARKET CAPITALIZATION
(AT 12/31)
$0
$280,913
$214,227
$287,721
$409,008
1998
1999
2000
2001

year we also expanded our management contracts, including new agreements to manage Swansea Mall in Massachusetts and Harrisburg East Mall in Pennsylvania. These contracts make use of our considerable retail management strengths, as well as providing a window on acquisition opportunities.

Our emphasis on finding good locations and relationships with a diverse group of strong retailers also gives us tremendous resiliency. We demonstrated this flexibility in 2001 when we rapidly found replacements for bankrupt tenants in our Creekview Center and the Court at Oxford Valley. At Creekview, space left open by the departure of Lechter's Cost-for-Less was filled by Bed Bath & Beyond, Cingular Wireless and Duron Paints. At Oxford Valley, a former Homeplace store was replaced by Linens 'N Things.

Our development pipeline continued to produce strong new properties. In addition to completion of the 778,190-square-foot Metroplex Shopping Center in Plymouth Meeting, Pennsylvania, we opened the


RETAIL PORTFOLIO
(SQUARE FEET in 000's)
8,048
8,306
10,801
10,911
0
1998
1999
2000
2001
SALES PER SQUARE FOOT
(ENCLOSED MALL PORTFOLIO)
$303
$336
$371
$391
$0
1998
1999
2000
2001
RETAIL NOI
(IN 000's)
$29,242
$45,013
$52,484
$59,148
$0
1998
1999
2000
2001

424,786-square-foot Creekview Center in Warrington, Pennsylvania, which was 100 percent leased even before completion, and the 714,884 square-foot Paxton Towne Centre in Harrisburg, Pennsylvania, which was 90 percent leased by the fall of 2001. We continue to build our active development pipeline, with a target of a minimum 11 percent return on investments in our development portfolio.



STRATEGIC GROWTH

Costco opened its doors at Paxton Towne Centre, a new 715,000-square-foot power center developed by PREIT in Harrisburg, Pennsylvania. The retailer is among a diverse mix of tenants in the center—including Target, Kohl's, Borders and Bed Bath & Beyond—that helped to bring the new center to nearly full occupancy with completion in the first quarter of 2002. Even in a challenging environment, PREIT continued strategic development projects, using extensive development experience and relationships with leading retailers to sustain strategic growth.





CONTROLLING COSTS, INCREASING REVENUE

PREIT completed the submetering of gas lines to the 300 apartments at the Camp Hill Plaza Apartments in Camp Hill, Pennsylvania. The utility submetering initiative, which is being rolled out across the residential portfolio, helps shift responsibility for controlling fuel consumption and reduces the Company's exposure to energy price fluctuations. In addition, PREIT began boosting ancillary revenues through contracts for cable, telephone and other services. In a more challenging economy, PREIT is streamlining costs and developing new sources of revenue.

Our skilled management has helped ensure that we have achieved occupancy rates of 94.7 percent in our multifamily properties, while increasing rent and reducing costs to generate higher same-store NOI. We have begun implementing a submetering project across our properties to reduce exposure to fluctuating utility costs, and we also are pursuing sources of ancillary income such as telephone and cable contracts. While we faced a substantial increase in insurance costs this year, we buffered the impact somewhat by locking in rates earlier in 2001.

Overall, our balance of malls, power centers, strip centers and multifamily properties means we are less vulnerable to market shifts

/2001

in a single type of property or tenant. We also are exploring opportunities to combine our strengths in multifamily and retail. As developed areas become built up, local communities are seeking to create villages that combine retail and housing.

THE POWER OF COMMUNITY | In these times, our greatest asset has been our community—the dedicated employees who are part of our organization and our customers, tenants, partners and investors who support the business. The power and impact of this community was demonstrated in our Healing America campaign, which raised nearly $100,000 for the victims of the September 11 attacks from our properties and corporate office.

In many of the areas we serve, the local mall serves as a focal point for the community. Amazingly, while many retail properties saw declining traffic in September 2001, our mall in Dartmouth, Massachusetts, saw an increase in traffic of 8 percent during the month. This is a reflection of the central role that these marketplaces play in their communities.

A strong economy lifts all boats, but today's environment is one in which the true leadership, creativity and expertise of an organization is directly tested. Those organizations that can meet this test, will survive—and thrive. Day by day, we have successfully met the challenges of more than 40 years of business. We are grateful to Sylvan Cohen for his leadership in building a successful business and a strong organization that has stood the test of time. We also are grateful that you have chosen to be a part of the progress of this community. We pledge to work hard each and every day to continue to earn your trust and deliver the consistent returns that we have achieved over more than four decades.

SINCERELY,

RONALD RUBIN, Chairman and Chief Executive Officer

JONATHAN B. WELLER, President and Chief Operating Officer

MARCH 15, 2002



RONALD RUBIN

JONATHAN B. WELLER



We own interests in 10.9 million square feet of retail space, are managing 22.6 million square feet, and have 1.3 million square feet in development. All told, these properties would cover a one-foot path from Philadelphia to Los Angeles and back.

TOTAL PORTFOLIO

Percentage of investment in real estate, at cost (in millions)


12/31/01
$834
0%
34%
66%
12/31/00
$804
0%
35%
65%
MULTIFAMILY
RETAIL PROPERTIES
OTHER

PORTFOLIO HIGHLIGHTS

Summary	No. of Properties	Square Feet	Units
PORTFOLIO AT 12/31/01			
Retail Properties	22	10,911,054	—
Multifamily	19	—	7,242
Industrial Properties	4	254,791	—
Total	**45**	**11,165,845**	**7,242**
Development			
Retail Properties	4	1,342,343	—
Combined Total	**49**	**12,508,188**	**7,242**
PORTFOLIO AT 12/31/00			
Retail Properties	23	10,801,060	—
Multifamily	19	—	7,242
Industrial Properties	4	254,791	—
Total	**46**	**11,055,851**	**7,242**
Development			
Retail Properties	6	1,633,853	—
Combined Total	**52**	**12,689,704**	**7,242**

PROPERTY LOCATIONS


PA
NJ
MD
DE
HEADQUARTERS
EXISTING PROPERTIES
DEVELOPMENT PROPERTIES
MANAGED PROPERTIES

REAL ESTATE INVESTMENTS

EXISTING RETAIL PROPERTIES

	City	State	Property Type	Ownership Interest	Acquired	Total GLA
Christiana Power Center I	Newark	DE	Power Center	100%	1998	302,409
Mandarin Corners	Jacksonville	FL	Strip Center	100%	1986/1994	240,009
South Blanding Village	Jacksonville	FL	Strip Center	100%	1988/1990	106,857
Dartmouth Mall	Dartmouth	MA	Enclosed Mall	100%	1997	621,470
Prince Georges Plaza	Hyattsville	MD	Enclosed Mall	100%	1998	756,050
Rio Mall	Rio Grande	NJ	Strip Center	60%	1973	158,937
Crest Plaza Shopping Center	Allentown	PA	Strip Center	100%	1964	152,294
Lehigh Valley Mall	Allentown	PA	Enclosed Mall	50%	1973	1,051,153
Whitehall Mall	Allentown	PA	Power Center	50%	1964	533,721
Palmer Park Mall	Easton	PA	Enclosed Mall	50%	1972	446,241
Festival at Exton	Exton	PA	Strip Center	100%	1998	145,009
Paxton Towne Centre[1]	Harrisburg	PA	Power Center	100%	1999	714,884
Laurel Mall	Hazleton	PA	Enclosed Mall	40%	1988	558,801
Red Rose Commons	Lancaster	PA	Power Center	50%	1998	463,042
The Court at Oxford Valley	Langhorne	PA	Power Center	50%	1997	704,486
Northeast Tower Center[1]	Philadelphia	PA	Power Center	100%	1998/1999	472,296
Metroplex Shopping Center	Plymouth Mtg.	PA	Power Center	50%	1999	778,190
Springfield Park I & II	Springfield	PA	Strip Center	50%	1997/1998	268,500
Creekview Shopping Center[1]	Warrington	PA	Power Center	100%	1999	424,786
Willow Grove Park[2]	Willow Grove	PA	Enclosed Mall	–	2000	1,203,340
Commons at Magnolia[1]	Florence	SC	Strip Center	100%	1999	229,515
Magnolia Mall	Florence	SC	Enclosed Mall	100%	1997	579,064
Total (22 properties)						**10,911,054**

DEVELOPMENT RETAIL PROPERTIES

	City	State	Property Type	Expected Completion	Status	Ownership Interest	Total GLA[3]
South Brunswick	South Brunswick	NJ	Power Center	3Q03	Pre-Development	100%	210,325
Christiana Power Center (Phase II)	Newark	DE	Power Center	3Q04	Pre-Development	100%	355,670
New Garden	New Garden Twp	PA	Power Center	1Q04	Pre-Development	100%	479,034
Pavilion at Market East	Philadelphia	PA	Entertainment Center	N/A	Pre-Development	50%	297,314
Total (4 properties)							**1,342,343**

(1) *Property is currently under development or redevelopment; however, certain stores are open*

(2) *PREIT's interest in Willow Grove Park is nominal until the completion of the Macy's expansion. The work has been completed, and we are currently preparing formal documentation to evidence PREIT's appointment as managing general partner with a 30% ownership interest.*

(3) *Approximate*

REAL ESTATE INVESTMENTS (CONTINUED)

MULTIFAMILY PROPERTIES

	City	State	Ownership Interest	Acquired	No. of Units
Fox Run Apartments	Bear	DE	100%	1988/1998	414
Boca Palms Apartments	Boca Raton	FL	100%	1994	522
Cobblestone Apartments	Pompano Beach	FL	100%	1992	384
Countrywood Apartments	Tampa	FL	50%	1993	536
Eagle's Nest Apartments	Coral Springs	FL	100%	1988/1998	264
Palms of Pembroke	Pembroke Pines	FL	100%	1994	348
Shenandoah Village Apartments	West Palm Beach	FL	100%	1993	220
Marylander Apartments	Baltimore	MD	100%	1962	507
Regency Lakeside Apartments	Omaha	NE	50%	1990	433
Hidden Lakes Apartments	Dayton	OH	100%	1994	360
Kenwood Gardens	Toledo	OH	100%	1963	504
2031 Locust Street	Philadelphia	PA	100%	1961	87
Cambridge Hall Apartments	West Chester	PA	50%	1967	233
Camp Hill Plaza Apartments	Camp Hill	PA	100%	1969	300
Fox Run Apartments	Warminster	PA	50%	1969	196
Lakewood Hills Apartments	Harrisburg	PA	100%	1972	562
Will-O-Hill Apartments	Reading	PA	50%	1984	190
The Woods	Ambler	PA	100%	1998	320
Emerald Point	Virginia Beach	VA	100%	1993/2000	862
Total (19 properties)					**7,242**

INDUSTRIAL PROPERTIES

	City	State	Ownership Interest	Acquired	Square Feet
Warehouse and Plant (Interstate Container Corp.)	Lowell	MA	100%	1963	197,000
Warehouse (Aramark)	Pennsauken	NJ	100%	1962	12,034
Warehouse (Sears Roebuck & Co.)	Pennsauken	NJ	100%	1963	29,450
Warehouse (Aramark)	Allentown	PA	100%	1962	16,307
Total (4 properties)					**254,791**

MAJOR NON-PREIT OWNED MANAGED PROPERTIES

	City	State	Total GLA
Christiana Mall	Newark	DE	1,100,831
Fairfield Mall	Chicopee	MA	384,790
Swansea Mall	Swansea	MA	703,756
Hillview Shopping Center	Cherry Hill	NJ	340,028
Hudson Mall	Jersey City	NJ	361,210
Cumberland Mall	Vineland	NJ	828,598
Harrisburg East Mall	Harrisburg	PA	835,964
Beaver Valley Mall	Monaca	PA	1,175,046
Susquehanna Valley Mall	Selinsgrove	PA	708,808
Total (9 properties)			**6,439,031**

MANAGED AND LEASED PORTFOLIO

	No.	Retail Square Feet	No.	Multifamily Square Feet	No.	Office/Industrial Square Feet	No.	Total Square Feet
PREIT Owned	15	6,638,876	14	5,363,784	4	254,791	33	12,257,451
Non-PREIT Owned	19	8,280,996	2	123,750	8	1,960,037	29	10,364,783
Total	**34**	**14,919,872**	**16**	**5,487,534**	**12**	**2,214,828**	**62**	**22,622,234**

FINANCIAL HIGHLIGHTS

(Thousands of dollars except per share amounts)	Year Ended 12/31				Fiscal Year Ended 8/31
	2001	2000	1999	1998	1997
Funds from operations	$ 44,699	$ 45,844	$ 38,911	$ 34,576	$ 19,660
Total real estate revenues	101,885	100,471	89,220	61,745	40,231
Investment in real estate at cost	650,460	612,226	577,521	509,406	202,443
Net income	19,789	32,254	20,739	23,185	10,235
Net income per share	1.35	2.41	1.56	1.74	1.18
Distributions paid to shareholders/unitholders	36,478	28,775	27,562	26,485	16,316
Distributions paid per share	2.04	1.92	1.88	1.88	1.88
Earnings before interest, taxes, depreciation and amortization ("EBITDA")	80,516	80,831	71,870	55,509	35,571

CONTENTS

SELECTED FINANCIAL INFORMATION 20
CONSOLIDATED FINANCIAL STATEMENTS 21
TRUSTEES 43
OFFICERS 44
INVESTOR INFORMATION 45

SELECTED FINANCIAL INFORMATION
(Thousands of dollars except per share amounts)

FUNDS FROM OPERATIONS	Year Ended 12/31				4 Month Period Ended 12/31	Fiscal Year Ended 8/31
Income before minority interest in operating	2001	2000	1999	1998	1997	1997
partnership and extraordinary item	$ 22,313	$ 36,038	$ 22,861	$ 24,878	$ 6,656	$ 10,235
Less:Gains on sales of interests in real estate	(2,107)	(10,298)	(1,763)	(3,043)	(2,090)	(1,069)
Plus:Provision for losses	—	—	—	—	—	500
Depreciation and amortization:						
Wholly owned and consolidated partnerships	17,974	15,661	13,853	9,406	2,629	5,989
Unconsolidated partnerships and joint ventures	6,472	4,683	4,355	3,952	1,252	3,380
Excess purchase price over net asset acquired	423	291	195	115	29	—
Refinancing prepayment fees	255	—	55	—	—	1,133
Less:Depreciation of non-real estate assets	(260)	(260)	(240)	(228)	(76)	(222)
Amortization of deferred financing costs	(371)	(271)	(405)	(504)	(254)	(286)
Funds from operations[1]	$ 44,699	$ 45,844	$ 38,911	$ 34,576	$ 8,146	$ 19,660

SUPPLEMENTAL INFORMATION

For wholly-owned properties and the Company's proportionate share of partnerships and joint ventures	Year Ended 12/31				4 Month Period Ended 12/31	Fiscal Year Ended 8/31
	2001	2000	1999	1998	1997	1997
Gross revenues from real estate	$ 101,885	$ 100,471	$ 89,220	$ 61,745	$ 17,170	$ 40,231
Property operating expenses	(33,402)	(32,675)	(31,783)	(22,519)	(6,915)	(16,487)
Net operating income: wholly-owned properties	68,483	67,796	57,437	39,226	10,255	23,744
Company's proportionate share of partnerships and joint ventures net operating income	23,913	21,101	19,353	18,222	5,886	15,397
Combined net operating income	92,396	88,897	76,790	57,448	16,141	39,141
Company's share of PREIT-RUBIN, Inc. net operating (loss) income	—	(4,498)	(2,504)	762	922	—
Provision for losses	—	—	—	—	—	(500)
Interest and other income	361	1,385	1,144	650	82	254
Management fees	11,336	—	—	—	—	—
General and administrative expenses	(23,577)	(4,953)	(3,560)	(3,351)	(1,088)	(3,324)
EBITDA	$ 80,516	$ 80,831	$ 71,870	$ 55,509	$ 16,057	$ 35,571

Mortgage, Bank and Construction Loans Payable						
Wholly-owned properties						
Mortgage notes payable	$ 257,873	$ 247,449	$ 266,830	$ 167,003	$ 99,364	$ 83,528
Bank loan payable	98,500	110,300	91,000	135,273	4,575	33,884
Construction loan payable	4,000	24,647	6,804	—	—	—
	360,373	382,396	364,634	302,276	103,939	117,412
Company's share of partnerships and joint ventures						
Mortgage notes payable	145,803	111,457	113,670	106,973	103,237	77,751
Bank and construction loans payable	—	30,929	11,149	2,441	4,112	5,184
Total mortgage, bank and construction loans payable	$ 506,176	$ 524,782	$ 489,453	$ 411,690	$ 211,288	$ 200,347

[1] *Funds from operations ("FFO") is defined as income before gains (losses) on property sales and extraordinary items (computed in accordance with generally accepted accounting principles "GAAP") plus real estate depreciation and similar adjustments for unconsolidated joint ventures after adjustments for non-real estate depreciation and amortization of financing costs. FFO should not be construed as an alternative to net income (as determined in accordance with GAAP) as an indicator of the Company's operating performance, or to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. In addition, the Company's measure of FFO as presented may not be comparable to similarly titled measures reported by other companies.*

CONSOLIDATED BALANCE SHEETS
Thousands of dollars, except per share amounts

	As of 12/31 2001	As of 12/31 2000
Assets		
Investments in real estate, at cost:		
Retail properties	$ 347,269	$ 328,637
Multifamily properties	254,138	249,349
Industrial properties	2,504	2,504
Land and properties under development	46,549	31,776
Total investments in real estate	650,460	612,266
Less:Accumulated depreciation	112,424	95,026
	538,036	517,240
Investment in and advances to PREIT-RUBIN, Inc.	—	8,739
Investments in and advances to partnerships and joint ventures, at equity	13,680	21,470
	551,716	547,449
Other assets:		
Cash and cash equivalents	10,258	6,091
Rents and sundry receivables (net of allowance for doubtful accounts of $727 and $733, respectively)	10,293	7,508
Deferred costs, prepaid real estate taxes and expenses, net	30,361	15,615
	$ 602,628	$ 576,663
Liabilities and Shareholders' Equity		
Mortgage notes payable	$ 257,873	$ 247,449
Bank loan payable	98,500	110,300
Construction loan payable	4,000	24,647
Tenants' deposits and deferred rents	3,908	3,118
Accrued expenses and other liabilities	21,294	17,477
	385,575	402,991
Minority interest	36,768	29,766
Commitments and contingencies (Note 10)		
Shareholders' equity:		
Shares of beneficial interest, $1 par; authorized unlimited; issued and outstanding 15,876 and 13,628, respectively	15,876	13,628
Capital contributed in excess of par	198,398	151,117
Deferred compensation	(1,386)	(1,812)
Accumulated other comprehensive loss	(3,520)	—
Distributions in excess of net income	(29,083)	(19,027)
Total shareholders' equity	180,285	143,906
	$ 602,628	$ 576,663

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Thousands of dollars, except per share amounts	Year Ended 12/31 2001	Year Ended 12/31 2000	Year Ended 12/31 1999
Revenues			
Real estate revenue			
Base rent	$ 84,689	$ 80,161	$ 76,156
Percentage rent	1,787	1,477	1,333
Expense reimbursements	10,215	8,743	7,415
Lease termination revenue	1,162	6,040	291
Other real estate revenues	4,032	4,050	4,025
Total real estate revenue	101,885	100,471	89,220
Management fees	11,336	—	—
Interest and other income	361	1,385	1,144
Total revenues	113,582	101,856	90,364
Expenses			
Property operating expenses:			
Property payroll and benefits	7,077	6,626	6,589
Real estate and other taxes	7,750	7,210	6,668
Utilities	4,201	4,308	4,413
Other operating expenses	14,374	14,531	14,113
Total property operating expenses	33,402	32,675	31,783
Depreciation and amortization	17,974	15,661	13,853
General and administrative expenses:			
Corporate payroll and benefits	13,286	2,703	1,488
Other general and administrative expenses	10,291	2,250	2,072
Total general and administrative expenses	23,577	4,953	3,560
Interest expense	24,963	23,886	22,212
Total expenses	99,916	77,175	71,408
Income before equity in unconsolidated entities, gains on sales of interests in real estate and minority interest	13,666	24,681	18,956
Equity in loss of PREIT-RUBIN, Inc.	—	(6,307)	(4,036)
Equity in income of partnerships and joint ventures	6,540	7,366	6,178
Gains on sales of interests in real estate	2,107	10,298	1,763
Income before minority interest	22,313	36,038	22,861
Minority interest in operating partnership	(2,524)	(3,784)	(2,122)
Net income	$ 19,789	$ 32,254	$ 20,739
Basic income per share	$ 1.35	$ 2.41	$ 1.56
Diluted income per share	$ 1.35	$ 2.41	$ 1.56

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2001, 2000 and 1999

Thousands of dollars, except per share amounts	Shares of Beneficial Interest $1 Par	Capital Contributed in Excess of Par	Deferred Compensation	Accumulated Other Comprehensive Loss	Distributions In Excess Of Net Income	Total Shareholder's Equity
Balance, January 1, 1999	$ 13,300	$ 145,103	$ —	$ —	$ (21,321)	$ 137,082
Net income	—	—	—	—	20,739	20,739
Shares issued under share purchase plans	23	270	—	—	—	293
Shares issued upon conversion of operating partnership units	15	324	—	—	—	339
Distributions paid to shareholders ($1.88 per share)	—	—	—	—	(25,041)	(25,041)
Balance, December 31, 1999	13,338	145,697	—	—	(25,623)	133,412
Net income	—	—	—	—	32,254	32,254
Shares issued upon exercise of options	13	211	—	—	—	224
Shares issued upon conversion of operating partnership units	116	2,588	—	—	—	2,704
Shares issued under share purchase plans	43	601	—	—	—	644
Shares issued under equity incentive plan	118	2,020	(2,162)	—	—	(24)
Amortization of deferred compensation	—	—	350	—	—	350
Distributions paid to shareholders ($1.92 per share)	—	—	—	—	(25,658)	(25,658)
Balance, December 31, 2000	13,628	151,117	(1,812)	—	(19,027)	143,906
Comprehensive Income:						
Net income	—	—	—	—	19,789	19,789
Other comprehensive loss (Note 5)	—	—	—	(3,520)	—	(3,520)
Total comprehensive income						16,269
Shares issued under equity offering	2,000	42,274	—	—	—	44,274
Shares issued upon exercise of options	7	129	—	—	—	136
Shares issued upon conversion of operating partnership units	130	2,730	—	—	—	2,860
Shares issued under share purchase plans	47	855	—	—	—	902
Shares issued under equity incentive plan	64	1,293	(730)	—	—	627
Amortization of deferred compensation	—	—	1,156	—	—	1,156
Distributions paid to shareholders ($2.04 per share)	—	—	—	—	(29,845)	(29,845)
Balance, December 31, 2001	$ 15,876	$ 198,398	$ (1,386)	$ (3,520)	$ (29,083)	$ 180,285

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Thousands of dollars

	Year Ended 12/31 2001	Year Ended 12/31 2000	Year Ended 12/31 1999
Cash Flows from Operating Activities:			
Net income	$ 19,789	$ 32,254	$ 20,739
Adjustments to reconcile net income to net cash provided by operating activities:			
Minority interest, net of distributions	—	667	—
Depreciation and amortization	17,974	15,661	13,853
Amortization of deferred financing costs	672	494	370
Provision for doubtful accounts	533	752	1,298
Amortization of deferred compensation	1,156	350	—
Gains on sales of interests in real estate	(2,107)	(10,298)	(1,763)
Equity in loss of PREIT-RUBIN, Inc.	—	6,307	4,036
Decrease in allowance for possible losses	—	—	(98)
Change in assets and liabilities, net of effects from acquisitions:			
Net change in other assets	(5,615)	(3,351)	(9,474)
Net change in other liabilities	5,253	1,637	476
Net cash provided by operating activities	37,655	44,473	29,437
Cash Flows from Investing Activities:			
Net investments in wholly-owned real estate	(14,463)	(24,886)	(36,971)
Investments in property under development	(29,234)	(25,657)	(26,802)
Investments in partnerships and joint ventures	(1,732)	(5,093)	(8,299)
Investments in and advances to PREIT-RUBIN, Inc.	—	(5,036)	(2,126)
Cash distributions from partnerships and joint ventures in excess of equity in income	8,232	1,338	3,789
Cash proceeds from sales of interests in partnerships	3,095	2,940	1,491
Cash proceeds from sales of wholly-owned real estate	7,058	20,044	4,045
Net cash received from PREIT-RUBIN, Inc.	1,616	—	—
Net cash used in investing activities	(25,428)	(36,350)	(64,873)
Cash Flows from Financing Activities:			
Principal installments on mortgage notes payable	(4,575)	(4,440)	(3,672)
Proceeds from mortgage notes payable	15,000	—	120,500
Proceeds from construction loan payable	—	17,843	6,804
Repayment of mortgage notes payable	—	(14,942)	(17,000)
Repayment of construction loan payable	(20,647)	—	—
Net (payment) borrowing from revolving credit facility	(11,800)	19,300	(47,873)
Payment of deferred financing costs	(432)	(1,594)	(1,438)
Shares of beneficial interest issued, net of issuance costs	48,348	294	293
Distributions paid to shareholders	(29,845)	(25,658)	(25,041)
Distributions paid to OP unit holders and minority partners, in excess of minority interest	(4,109)	—	(789)
Net cash (used in) provided by financing activities	(8,060)	(9,197)	31,784
Net change in cash and cash equivalents	4,167	(1,074)	(3,652)
Cash and cash equivalents, beginning of period	6,091	7,165	10,817
Cash and cash equivalents, end of period	$ 10,258	$ 6,091	$ 7,165

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *For the Years Ended December 31, 2001, 2000 and 1999*

1 / SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations | Pennsylvania Real Estate Investment Trust, a Pennsylvania business trust (collectively with its subsidiaries, the "Company") is a fully integrated, self-administered and self-managed real estate investment trust ("REIT") which acquires, rehabilitates, develops, and operates retail and multifamily properties. Substantially all of the Company's properties are located in the Eastern United States, with concentrations in the Mid-Atlantic states and in Florida.

The Company's interest in its properties is held through PREIT Associates, L.P. (the "Operating Partnership"). The Company is the sole general partner of the Operating Partnership and, as of December 31, 2001, the Company held a 90.1% interest in the Operating Partnership.

Pursuant to the terms of the partnership agreement, each of the other limited partners of the Operating Partnership has the right to convert his/her interest in the Operating Partnership into cash or, at the election of the Company, into shares on a one-for-one basis, in some cases beginning one year following the respective issue date and in some cases immediately.

Investment in PRI | As of December 31, 2000, the Operating Partnership held a 95% economic interest in PREIT-RUBIN, Inc. ("PRI") through its ownership of 95% of PRI's stock, which represented all of the nonvoting common stock of PRI.

Effective January 1, 2001, in exchange for Company shares valued at approximately $0.5 million, the Operating Partnership acquired the 5% minority interest representing all of the voting common stock in PRI, which is now 100% owned by the Operating Partnership, and consolidated. Also effective January 1, 2001, PRI was converted to a Taxable REIT Subsidiary, as defined under the Internal Revenue Code. As a Taxable REIT Subsidiary, PRI is able to pursue certain business opportunities not previously available under the rules governing REITs. On January 1, 2001, the Company also formed PREIT Services, LLC ("PREIT Services") for the purpose of managing the Company's properties that were previously managed by PRI.

The Company's investment in PRI was previously accounted for using the equity method. See Note 3 for further discussion. The excess of the Company's investment over the underlying equity in the net assets of PRI ($12.8 million at December 31, 2001) was amortized using a 35 year life. Effective January 1, 2002, this amount is no longer amortized (see Recent Accounting Pronouncements, below).

Consolidation | The Company consolidates its accounts and the accounts of the Operating Partnership and reflects the remaining interest in the Operating Partnership as minority interest. All significant intercompany accounts and transactions have been eliminated in consolidation.

Partnership and Joint Venture Investments | The Company accounts for its investment in partnerships and joint ventures which it does not control using the equity method of accounting. These investments, which represent a 0.01% noncontrolling interest in Willow Grove Park (See Note 11) and 40% to 60% noncontrolling ownership interests in the Company's other partnerships and joint ventures, are recorded initially at the Company's cost and subsequently adjusted for the Company's net equity in income and cash contributions and distributions.

Statements of Cash Flows | The Company considers all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents. Cash paid for interest, net of amounts capitalized, was $23.7 million, $24.1 million and $22.1 million for the years ended December 31, 2001, 2000 and 1999, respectively. At December 31, 2001 and 2000, cash and cash equivalents totaling $10.3 million and $6.1 million, respectively included tenant escrow deposits of $1.0 million and $1.2 million, respectively.

Capitalization of Costs | It is the Company's policy to capitalize interest and real estate taxes related to properties under development and to depreciate these costs over the life of the related assets. For the years ended December 31, 2001, 2000 and 1999, the Company capitalized interest of $2.6 million, $3.3 million and $2.3 million, respectively, and real estate taxes of $0.1 million, $0.3 million and $0.1 million, respectively.

The Company capitalizes as deferred costs certain expenditures related to the financing and leasing of certain properties. Capitalized loan fees are amortized over the term of the related loans and leasing commissions are amortized over the term of the related leases.

The Company records certain deposits associated with planned future purchases of real estate as assets when paid. These deposits are transferred to the properties upon consummation of the transaction. The Company capitalizes costs associated with properties held for future development.

The Company capitalizes repairs and maintenance costs that extend the useful life of the asset and that meet certain minimum cost thresholds. Costs that do not meet these thresholds, or do not extend the asset lives are expensed as incurred.

Depreciation | The Company, for financial reporting purposes, depreciates its buildings, equipment and leasehold improvements over their estimated useful lives of 5 to 50 years, using the straight-line method of depreciation. For federal income tax purposes, the Company uses the straight-line method of depreciation and the useful lives prescribed by the Internal Revenue Code. Depreciation expense was $17.7 million, $15.3 million and $13.4 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Allowance for Possible Losses | The Company reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for these assets is based on the estimated fair market value of the assets. No impairment losses were recognized in the years ended December 31, 2001, 2000 or 1999.

Derivative Financial Instruments | On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities – an Amendment of FASB Statement No. 133." Specifically, SFAS No. 133 requires the Company to recognize all derivatives as either assets or liabilities in the consolidated balance sheet and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either shareholders' equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

Income Taxes | The Company has elected to qualify as a real estate investment trust under Sections 856-860 of the Internal Revenue Code and intends to remain so qualified. Accordingly, no provision for federal income taxes has been reflected in the accompanying consolidated financial statements.

Earnings and profits, which determine the taxability of distributions to shareholders, will differ from net income reported for financial reporting purposes due to differences in cost basis, differences in the estimated useful lives used to compute depreciation and differences between the allocation of the Company's net income and loss for financial reporting purposes and for tax reporting purposes.

The Company is subject to a federal excise tax computed on a calendar year basis. The excise tax equals 4% of the excess, if any, of 85% of the Company's ordinary income plus 95% of the Company's capital gain net income for the year plus 100% of any prior year shortfall over cash distributions during the year, as defined by the Internal Revenue Code. The Company has in the past distributed a substantial portion of its taxable income in the subsequent fiscal year and may also follow this policy in the future.

A provision for excise tax of $0.2 million was recorded for the year ended December 31, 2000. No provision for excise tax was made for the years ended December 31, 2001 or 1999, as no tax was due in those years.

The tax status of per share distributions paid to shareholders was composed of the following for the years ended December 31, 2001, 2000, and 1999:

	Year Ended 12/31/01	Year Ended 12/31/00	Year Ended 12/31/99
Ordinary income	$ 1.80	$ 1.14	$ 1.67
Capital gains	.24	.78	.21
	$ 2.04	**$ 1.92**	**$ 1.88**

PRI is subject to federal, state and local income taxes. The operating results of PRI include a provision or benefit for income taxes. Tax benefits are recorded by PRI to the extent realizable.

The aggregate cost for federal income tax purposes of the Company's investment in real estate was approximately $581 million and $543 million at December 31, 2001 and 2000, respectively.

Fair Value of Financial Instruments | Carrying amounts reported in the balance sheet for cash, accounts receivable, accounts payable and accrued expenses, and borrowings under the Credit Facility and the construction loan payable approximate fair value due to the nature of these instruments. Accordingly, these items have been excluded from the fair value disclosures.

Revenue Recognition | Rental revenue is recognized on a straight-line basis over the lease term regardless of when payments are due. The straight-line rent adjustment increased revenue by approximately $0.8 million in 2001, $1.2 million in 2000, and $0.7 million in 1999. Certain lease agreements contain provisions that require tenants to reimburse a pro rata share of real estate taxes and certain common area maintenance costs. Percentage rents are recorded after annual tenant sales targets are met.

No tenant represented 10% or more of the Company's rental revenue in any period presented.

Use of Estimates | The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications | Certain prior period amounts have been reclassified to conform with the current year presentation.

Recent Accounting Pronouncements | In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting for business combinations initiated after June 30, 2001. SFAS No. 142 requires the Company to cease amortizing goodwill that existed as of June 30, 2001 effective January 1, 2002. Recorded goodwill balances will be reviewed for impairment at least annually and written down if the carrying value of the goodwill balance exceeds its fair value.

For goodwill recorded prior to June 30, 2001, the Company will adopt the provisions of SFAS No. 141 and SFAS No. 142 as of January 1, 2002, and accordingly, goodwill will no longer be amortized after December 31, 2001. The Company will conduct an annual review of the goodwill balances for impairment and determine whether any adjustments to the carrying value of goodwill are required. The Company's consolidated balance sheet at December 31, 2001 includes $12.8 million (net of $1.1 million of accumulated amortization expense) of goodwill recognized in connection with the acquisition of PRI in 1997. In accordance with the provisions of these statements, the Company amortized this goodwill through the end of 2001, recognizing approximately $0.4 million of goodwill amortization expense for the year ended December 31, 2001.

While the Company has not yet completed all of the valuation and other work necessary to adopt these accounting standards, it is believed that, except for the impact of discontinuing the amortization of goodwill, there will not be a significant impact on the Company's financial condition or operating results.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB 30") for the disposal of a segment of a business as previously defined in APB 30. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with earlier application encouraged. The provisions of the Statement generally are to be applied prospectively. The Company is in the process of evaluating the financial statement impact of the adoption of SFAS No. 144.

2 / INVESTMENTS IN PARTNERSHIPS & JOINT VENTURES

The following table presents summarized financial information of the equity investments in the Company's 16 partnerships and joint ventures as of December 31, 2001 and 2000, including 3 properties with development activity.

thousands of dollars	Year Ended 12/31/01	Year Ended 12/31/00
Assets		
Investments in real estate, at cost:		
Multifamily properties	$ 57,281	$ 57,200
Retail properties	430,368	410,745
Properties under development	5,986	28,477
Total investments in real estate	493,635	496,422
Less: Accumulated depreciation	86,356	78,025
	407,279	418,397
Cash and cash equivalents	4,390	5,788
Deferred costs, prepaid real estate taxes and other, net	51,666	56,012
Total assets	463,335	480,197
Liabilities and Partners' Equity		
Mortgage notes payable	401,193	327,684
Construction loans payable	—	61,857
Other liabilities	18,036	33,127
Total liabilities	419,229	422,668
Net equity	44,106	57,529
Less: Partners' share	30,576	36,578
Company's share	13,530	20,951
Advances	150	519
Investment in and advances to partnerships and joint ventures	$ 13,680	$ 21,470

Mortgage notes payable, which are secured by 14 of the related properties, are due in installments over various terms extending to the year 2016 with interest rates ranging from 6.40% to 8.39% with a weighted average interest rate of 7.42% at December 31, 2001. The Company's proportionate share of principal payments due in the next five years and thereafter is as follows (thousands of dollars):

Year Ended 12/31	Principal Amortization	Balloon Payments	Total
2002	$ 2,606	$ —	$ 2,606
2003	2,392	8,832	11,224
2004	2,620	—	2,620
2005	2,860	—	2,860
2006	2,948	21,760	24,708
2007 and thereafter	16,119	85,665	101,784
	$ 29,545	$ 116,257	$ 145,802

The liability under each mortgage note is limited to the particular property, except for a loan with a balance of $5.8 million, which is guaranteed by the partners of the respective partnerships, including the Company.

In 2001, the Company and its joint venture partner secured a mortgage for a property previously under development. The proceeds from the mortgage were used to repay the construction loan on the property. The balance of the loan at December 31, 2001 was $65.4 million. This loan bears an interest rate of 7.25% and matures in October 2011.

The Company's investments in certain partnerships and joint ventures reflect cash distributions in excess of the Company's net investments totaling $1.8 million and $2.1 million as of December 31, 2001 and 2000, respectively.

The following table summarizes the Company's equity in income for the years ended December 31, 2001, 2000 and 1999 (thousands of dollars):

	Year Ended 12/31/01	Year Ended 12/31/00	Year Ended 12/31/99
Gross revenues from real estate	$ 94,272	$ 80,303	$ 58,817
Expenses:			
Property operating expenses	33,981	27,267	19,785
Interest expense	30,229	25,477	17,475
Refinancing prepayment penalty	510	—	—
Depreciation and amortization	16,363	12,436	9,131
Total expenses	81,083	65,180	46,391
Net income	13,189	15,123	12,426
Partners' share	(6,649)	(7,757)	(6,248)
Equity in income of partnerships and joint ventures	$ 6,540	$ 7,366	$ 6,178

The Company has a 50% partnership interest in Lehigh Valley Mall Associates which is included in the amounts above. Summarized financial information as of December 31, 2001, 2000 and 1999 for this investment, which is accounted for by the equity method, is as follows (thousands of dollars):

	Year Ended 12/31/01	Year Ended 12/31/00	Year Ended 12/31/99
Total assets	$ 19,729	$ 21,148	$ 23,283
Mortgages payable	49,599	50,596	51,518
Revenues	18,076	17,295	17,296
Property operating expenses	6,678	5,888	6,057
Interest expense	3,957	4,068	4,103
Net income	6,690	6,565	6,356
Equity in income of partnership	3,345	3,282	3,178

3 / INVESTMENT IN PRI

PRI is responsible for various activities, including management, leasing and real estate development of properties on behalf of third parties. Prior to January 1, 2001, PRI also provided these services to certain of the Company's properties. Management fees paid by the Company's properties to PRI were included in property operating expenses in the accompanying consolidated statements of income and amounted to $0.9 million and $0.6 million for the years ended December 31, 2000 and 1999. The Company's properties also paid leasing and development fees to PRI totaling $1.3 million and $0.5 million for the years ended December 31, 2000 and 1999. The Company did not pay management, leasing or development fees to PRI in 2001 because it became a consolidated entity on January 1, 2001. Effective January 1, 2001 management services previously provided by PRI for certain of the Company's properties are provided by PREIT Services, which is 100% owned by the Company.

In July 1998, PRI issued 134,500 non-qualified stock options to its employees ("PRI options") to purchase shares of beneficial interest in the Company at a price equal to fair market value of the shares ($23.85) on the grant date. The options vest in four equal annual installments commencing July 15, 1999. At the same time, the Company sold an option to PRI which will enable PRI to purchase an equal number of shares from the Company with the same terms and conditions as the PRI options. The purchase price for the options was determined based on the Black-Scholes option pricing model and was valued at $1.20 per option. There were no stock options issued in 2001, 2000 or 1999.

PRI also provides management, leasing and development services for partnerships and other ventures in which certain officers of the Company and PRI have either direct or indirect ownership interests. Total revenues earned by PRI for such services were $2.9 million, $3.2 million and $3.6 million for the years ended December 31, 2001, 2000 and 1999, respectively. As of December 31, 2001 and 2000, $0.3 million and $0.7 million, respectively, was due from these affiliates. Of these amounts, approximately $0.2 million and $0.7 million, respectively, were collected subsequent to December 31, 2001 and 2000. Market rate interest is charged on the remaining related party receivable balance of $0.1 million. PRI holds a note receivable from a related party with a balance of $0.1 million that is due in installments through 2010 and bears an interest rate of 10% per annum.

Summarized financial information for PRI as of and for the years ended December 31, 2000 and 1999 is as follows (2001 information is not presented because PRI was consolidated effective January 1, 2001) (thousands of dollars):

	Year Ended 12/31/00	Year Ended 12/31/99
Total assets	$ 6,782	$ 7,185
Management fees	$ 3,739	$ 4,526
Leasing commissions	4,113	5,312
Development fees	617	691
Other revenues	3,620	4,382
Total revenue	$ 12,089	$ 14,911
Net loss	$ (6,624)	$ (4,237)
Company's share of net loss	$ (6,307)	$ (4,036)

4 / MORTGAGE NOTES, BANK AND CONSTRUCTION LOANS PAYABLE

Mortgage Notes Payable | Mortgage notes payable which are secured by 18 of the Company's properties are due in installments over various terms extending to the year 2025 with interest at rates ranging from 5.90% to 9.50% with a weighted average interest rate of 7.45% at December 31, 2001. Principal payments are due as follows (thousands of dollars):

Year Ended 12/31	Principal Amortization	Balloon Payments	Total
2002	$ 4,917	$ —	$ 4,917
2003	5,080	6,201	11,281
2004	5,274	—	5,274
2005	5,674	12,500	18,174
2006	6,074	—	6,074
2007 and thereafter	15,789	196,364	212,153
	$ 42,808	$ 215,065	$ 257,873

The fair value of the mortgage notes payable was approximately $259.1 million at December 31, 2001 based on year-end interest rates and market conditions.

Credit Facility | In December 2000, the Operating Partnership entered into a Credit Facility consisting of a $175 million three-year revolving credit facility (the "Revolving Facility") and a $75 million two-year construction finance facility (the "Construction Facility"). The obligations of the Operating Partnership under the Credit Facility are secured by a pool of properties and have been guaranteed by the Company.

The Credit Facility bears interest at the London Interbank Offered Rate ("LIBOR") plus margins ranging from 130 to 180 basis points, depending on the Company's consolidated Leverage Ratio, as defined by the Credit Facility.

The Credit Facility is secured by 10 of the Company's existing retail and industrial properties. The facility contains covenants and agreements which affect, among other things, the amount of permissible borrowings and other liabilities of the Company. The initial term of the Revolving Facility may be extended for an additional year on the lenders' approval or, alternatively, may be converted by the Company into a two-year amortizing term loan at the beginning of the third year. In addition, at the Company's discretion, properties financed under the Construction Facility may be placed in the collateral pool for the Revolving Facility upon their completion.

As of December 31, 2001 and 2000, the Operating Partnership had $98.5 million and $110.3 million outstanding on the Revolving Facility. The weighted average interest rate based on amounts borrowed on the Company's credit facilities (old and new) was 5.84%, 8.22% and 6.95% for the years ended December 31, 2001, 2000 and 1999, respectively. The interest rate at December 31, 2001 was 3.52%. Derivative instruments fixed the interest rate on $75.0 million of the $98.5 million outstanding at December 31, 2001 (see note 5).

The Credit Facility contains affirmative and negative covenants customarily found in facilities of this type, as well as requirements that the Company maintain, on a consolidated basis: (i) a maximum Leverage Ratio of 65%; (ii) a maximum Borrowing Base Value (as defined in the Credit Facility) of 70% under the Revolving Facility; (iii) a minimum weighted average collateral pool property occupancy of 85%; (iv) minimum tangible net worth of $229 million plus 75% of cumulative net proceeds from the sale of equity securities; (v) minimum ratios of EBITDA to Debt Service and Interest Expense (as defined in the Credit Facility) of 1.40:1 and 1.75:1, respectively, at December 31, 2001; (vi) maximum floating rate debt of $250 million; and (vii) maximum commitments for properties under development not in excess of 25% of Gross Asset Value (as defined in the Credit Facility). As of December 31, 2001, the Company was in compliance with all debt covenants.

Construction Loan Payable | The Company has a construction loan outstanding with a balance of $4.0 million and $24.6 million at December 31, 2001 and 2000. The construction loan bears interest at the rate of LIBOR plus 1.75% or 3.62%, at December 31, 2001. The loan is secured by a first mortgage on the property under development. The loan maturity was extended to 2002, and the Company is currently pursuing long-term financing for the property.

5 / DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

As of January 1, 2001, the adoption of the SFAS No. 133 resulted in derivative instruments reported on the consolidated balance sheet as liabilities of $0.6 million; and an adjustment of $0.6 million to accumulated other comprehensive loss, which are gains and losses not affecting distributions in excess of net income. The Company recorded additional other comprehensive loss of $3.4 million to recognize the change in value during the year ending December 31, 2001.

In the normal course of business, the Company is exposed to the effect of interest rate changes. The Company limits these risks by following established risk management policies and procedures including the use of derivatives. For interest rate exposures, derivatives are used primarily to align rate movements between interest rates associated with the Company's leasing income and other financial assets with interest rates on related debt, and manage the cost of borrowing obligations.

In the normal course of business, the Company uses a variety of derivative financial instruments to manage, or hedge, interest rate risk. The Company requires that hedging derivative instruments are effective in reducing interest rate risk exposure. This effectiveness is essential for qualifying for hedge accounting. Instruments that meet hedging criteria are formally designated as hedges at the inception of the derivative contract. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, all changes in the fair value of the instrument are marked-to-market with changes in value included in net income each period until the instrument matures. Any derivative instrument used for risk management that does not meet the hedging criteria is marked-to-market each period with unrealized gains and losses reported in earnings.

To determine the fair values of derivative instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments, including most derivatives, long-term investments and long-term debt, standard market conventions and techniques such as discounted cash flow analysis, option pricing models, replacement cost, and termination cost are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

The Company has a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors. When viewed in conjunction with the underlying and offsetting exposure that the derivatives are designed to hedge, the Company has not sustained any material adverse effect on its net income or financial position from the use of derivatives.

To manage interest rate risk, the Company may employ options, forwards, interest rate swaps, caps and floors or a combination thereof depending on the underlying exposure. The Company undertakes a variety of borrowings: from lines of credit, to medium- and long-term financings. To limit overall interest cost, the Company may use interest rate instruments, typically interest rate swaps, to convert a portion of its variable rate debt to fixed rate debt, or even a portion of its fixed-rate debt to variable rate. Interest rate differentials that arise under these swap contracts are recognized in interest expense over the life of the contracts. The resulting cost of funds is expected to be lower than that which would have been available if debt with matching characteristics was issued directly. The Company may also employ forwards or purchased options to hedge qualifying anticipated transactions. Gains and losses are deferred and recognized in net income in the same period that the underlying transaction occurs, expires or is otherwise terminated.

As of December 31, 2001, $4.0 million in deferred losses were recognized, $3.5 million of which is included in accumulated other comprehensive loss, a component of shareholders' equity, with the remainder credited to minority interest.

The following table summarizes the notional values and fair values of the Company's derivative financial instruments at December 31, 2001. The notional value provides an indication of the extent of the Company's involvement in these instruments at that time, but does not represent exposure to credit, interest rate or market risks.

On December 31, 2001, the derivative instruments were reported at their fair value as a liability of $4.0 million. This amount is included in accrued expenses and other liabilities on the accompanying consolidated balance sheet.

Interest rate hedges that are designated as cash flow hedges hedge the future cash outflows on debt. Interest rate swaps that convert variable payments to fixed payments, interest rate caps, floors, collars, and forwards are cash flow hedges. The unrealized gains/losses in the fair value of these hedges are reported on the consolidated balance sheet with a corresponding adjustment to either accumulated other comprehensive income or earnings depending on the type of hedging relationship. If the hedging transaction is a cash flow hedge, then the offsetting gains and losses are reported in accumulated other comprehensive income/loss. Over time, the unrealized gains/losses held in accumulated other comprehensive income/loss will be charged to earnings. This treatment matches the adjustment recorded when the hedged items are also recognized in earnings. Within the next twelve months, the Company expects to record a charge to earnings of approximately $2.7 million of the current balance held in accumulated other comprehensive income/loss.

The Company may hedge its exposure to the variability in future cash flows for forecasted transactions over a maximum period of 12 months. During the forecasted period, unrealized gains and losses in the hedging instrument will be reported in accumulated other comprehensive income. Once the hedged transaction takes place, the hedge gains and losses will be reported in earnings during the same period in which the hedged item is recognized in earnings.

Hedge Type	Notional Value	Interest Rate	Maturity	Fair Value
1.) Swap—Cash Flow	$20.0 million	6.02%	12/15/03	($1.1 million)
2.) Swap—Cash Flow	$55.0 million	6.00%	12/15/03	($2.9 million)

6 / NET INCOME PER SHARE

Basic Earnings Per Share ("EPS") is based on the weighted average number of common shares outstanding during the year. Diluted EPS is based on the weighted average number of shares outstanding during the year, adjusted to give effect to common share equivalents. A reconciliation between basic and diluted EPS is shown below.

Thousands of dollars, except per share amounts	Year Ended 12/31/01 Basic	Diluted[1]	Year Ended 12/31/00 Basic	Diluted[1]	Year Ended 12/31/99 Basic	Diluted[1]
Net income	$ 19,789	$ 19,789	$ 32,254	$ 32,254	$ 20,739	$ 20,739
Weighted average shares outstanding	14,657	14,657	13,403	13,403	13,318	13,318
Effect of share options issued	—	27	—	—	—	—
Total weighted average shares outstanding	14,657	14,684	13,403	13,403	13,318	13,318
Net income per share	$ 1.35	$ 1.35	$ 2.41	$ 2.41	$ 1.56	$ 1.56

[1] *OP unit conversions in 2001, 2000 and 1999 have no effect on diluted earnings per share.*

7 / BENEFIT PLANS

The Company maintains a 401(k) Plan (the "Plan") in which substantially all of its officers and employees are eligible to participate. The Plan permits eligible participants, as defined in the Plan agreement, to defer up to 15% of their compensation, and the Company, at its discretion, may match a percentage of the employees' contributions. The Company's and its employees' contributions are fully vested, as defined in the Plan agreement. The Company's contributions to the Plan for the years ended December 31, 2001, 2000 and 1999 were $247,000, $25,000 and $34,000, respectively.

The Company also maintains a Supplemental Retirement Plan (the "Supplemental Plan") covering certain senior management employees. The Supplemental Plan provides eligible employees through normal retirement date, as defined in the Supplemental Plan agreement, a benefit amount similar to the amount that would have been received under the provisions of a pension plan that was terminated in 1994. Contributions recorded by the Company under the provisions of this plan were $62,000, $65,000 and $62,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company also maintains share purchase plans through which the Company's employees may purchase shares of beneficial interest at a 15% discount of the fair market value. In 2001, 2000 and 1999, 47,000, 43,000 and 23,000 shares were purchased for total consideration of $0.9 million, $0.6 million and $0.3 million, respectively.

8 / STOCK OPTION PLANS

The Company has five plans that provide for the granting of options to purchase shares of beneficial interest to key employees and nonemployee trustees of the Company. Options are granted at the fair market value of the shares on the date of the grant. The options vest and are exercisable over periods determined by the Company, but in no event later than 10 years from the grant date. Changes in options outstanding are as follows:

	1999 Equity Incentive Plan	1997 Stock Option Plan	1993 Stock Option Plan	1990 Employees Plan	1990 Nonemployee Trustee Plan
Authorized shares	400,000	455,000	100,000	400,000	100,000
Available for grant at December 31, 2001	326,300[1]	—	—	—	19,500

[1] *Amount is net of 41,036 and 118,500 restricted stock awards issued to certain employees as incentive compensation in 2001 and 2000. The restricted stock was awarded at its fair value that ranged from $21.93 to $23.58 per share in 2001 and $18.16 to $18.56 per share in 2000 for a total value of $0.9 million in 2001 and $2.2 million in 2000. Restricted stock vests ratably over periods of three to five years. The Company recorded compensation expense of $1.2 million in 2001 and $0.4 million in 2000 related to these restricted stock awards.*

	Weighted Average Exercise Price	1999 Equity Incentive Plan	1997 Stock Option Plan	1993 Stock Option Plan	1990 Employees Plan	1990 Nonemployee Trustees Plan
Options outstanding at 1/1/99	**$ 23.17**	**—**	**432,000**	**100,000**	**346,875**	**37,000**
Options granted	$ 20.00	—	—	—	—	5,000
Options forfeited	$ 25.28	—	(72,000)	—	(500)	(5,500)
Options outstanding at 12/31/99	**$ 23.19**	**—**	**360,000**	**100,000**	**346,375**	**36,500**
Options granted	$ 17.84	100,000	—	—	—	12,500
Options exercised	$ 15.94	—	—	—	(12,625)	(4,000)
Options forfeited	$ 21.10	—	—	—	(89,500)	—
Options outstanding at 12/31/00	**$ 22.64**	**100,000**	**360,000**	**100,000**	**244,250**	**45,000**
Options granted	$ 21.50	—	—	—	—	17,500
Options exercised	$ 19.15	—	—	—	—	(7,125)
Options forfeited	$ 25.06	—	—	—	—	(2,000)
Options outstanding at 12/31/01	**$ 22.64**	**100,000**	**360,000**	**100,000**	**244,250**	**53,375**

At December 31, 2001, options for 657,750 shares of beneficial interest with an aggregate purchase price of $14.9 million (average of $22.71 per share) were exercisable.

Outstanding options as of December 31, 2001 have a weighted average remaining contractual life of 5.2 years, an average exercise price of $22.64 per share and an aggregate purchase price of $19.4 million.

The following table summarizes information relating to all options outstanding at December 31, 2001.

	Options Outstanding at December 31, 2001		Options Exercisable at December 31, 2001		
Range of Exercise Prices (Per Share)	Number of Shares	Weighted Average Exercise Price (Per Share)	Number of Shares	Weighted Average Exercise Price (Per Share)	Weighted Average Remaining Contractual Life (Years)
$ 17.00–$ 18.99	224,125	$ 17.93	156,625	$ 17.97	5.8
$ 19.00–$ 20.99	53,500	$ 20.35	51,500	$ 20.37	2.5
$ 21.00–$ 22.99	34,500	$ 22.11	17,000	$ 22.75	7.5
$ 23.00–$ 24.99	182,500	$ 23.71	177,625	$ 23.70	2.3
$ 25.00–$ 25.41	363,000	$ 25.41	255,000	$ 25.41	6.5
	857,625		657,750		

The fair value of each option granted was estimated on the grant date using the Black-Scholes options pricing model and the assumptions presented below:

	2001	2000	1999
Weighted average fair value	$ 0.52	$ 0.81	$ 1.06
Expected life in years	5	5	5
Risk-free interest rate	4.60%	5.80%	4.59%
Volatility	12.99%	17.34%	19.05%
Dividend yield	9.42%	10.04%	9.40%

The Company accounts for stock-based compensation using the intrinsic value method in APB Opinion No. 25 as permitted under under SFAS No. 123, "Accounting for Stock-Based Compensation." If compensation cost for these plans had been determined using the fair value method prescribed by SFAS No. 123, the impact on the Company's net income and net income per share would have been immaterial.

9/ OPERATING LEASES

The Company's multifamily apartment units are typically leased to residents under operating leases for a period of one year. The Company's retail properties are leased to tenants under operating leases with expiration dates extending to the year 2025.

Future minimum rentals under noncancelable operating leases with terms greater than one year are as follows:

Years Ended 12/31	
2002	$ 35,884
2003	34,110
2004	32,018
2005	29,439
2006	24,472
2007 and thereafter	143,902

The total future minimum rentals as presented do not include amounts that may be received as tenant reimbursements for charges to cover increases in certain operating costs or contingent amounts that may be received as percentage rents.

10 / COMMITMENTS AND CONTINGENCIES

The Company leases office space from an affiliate of certain officers of the Company. Total rent expense under this lease, which expires in 2010, was $0.9 million, $0.7 million and $0.6 million for the years ended December 31, 2001, 2000 and 1999, respectively. Minimum rental payments under this lease are $0.7 million per year from 2002 to 2010.

The Company is involved in a number of development and redevelopment projects which may require equity funding by the Company, or third-party debt or equity financing. In each case, the Company will evaluate the financing opportunities available to it at the time the project requires funding. In cases where the project is undertaken with a joint venture partner, the Company's flexibility in funding the project may be governed by the joint venture agreement or the covenants existing in its line of credit which limit the Company's involvement in joint venture projects. At December 31, 2001, the Company had approximately $13.4 million committed to complete current development and redevelopment projects, which is expected to be financed through the Company's Revolving Facility or through short-term construction loans.

In connection with certain development properties, the Company may be required to issue additional OP units upon the achievement of certain financial results. Further, the Company is obligated to acquire the remaining 11% interest in a retail property in 2002.

In the normal course of business, the Company becomes involved in legal actions relating to the ownership and operations of its properties and the properties it manages for third parties. In management's opinion, the resolutions of these legal actions are not expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

The Company is aware of certain environmental matters at certain of its properties, including ground water contamination, above-normal radon levels and the presence of asbestos containing materials and lead-based paint. The Company has, in the past, performed remediation of such environmental matters, and, at December 31, 2001, the Company is not aware of any significant remaining potential liability relating to these environmental matters. The Company may be required in the future to perform testing relating to these matters. The Company has reserved approximately $0.1 million to cover possible environmental costs at a property formerly owned by the Company.

As of December 31, 2001, eleven executive officers of the Company had employment agreements that provide for aggregate initial base compensation of $2.7 million subject to increases as approved by the Company's compensation committee, among other incentive compensation.

11 / ACQUISITIONS AND DISPOSITIONS

In January 2001, a partnership in which the Company owns a 50% interest sold an undeveloped parcel of land adjacent to the Metroplex Shopping Center, which is owned by the partnership, for approximately $7.6 million. The Company recorded a nominal gain on the land sale.

In March 2001, the Company sold its interest in Ingleside Shopping Center, located in Thorndale, PA for $5.1 million. The Company's proportionate share of the gain on the sale of the property was approximately $1.8 million.

In May 2001, the Company sold a parcel of land at Paxton Towne Centre in Harrisburg, PA for $6.3 million resulting in a gain of $1.3 million.

In June 2001, the Company sold a parcel of land at Commons of Magnolia in Florence, SC. The Company received cash at the closing of approximately $1.3 million, and is entitled to receive a development fee of $1.5 million for the construction of the store that will be built on the site, for total proceeds expected from the transaction, upon completion of the development, of $2.8 million. The Company recorded a loss on this transaction of $1.0 million.

In 2000, the Company entered into an agreement giving it a 0.01% joint venture interest in Willow Grove Park, a 1.2 million square foot regional mall in Willow Grove, PA. Under the agreement, the Company was responsible for the expansion of the property to include a new Macy's store and decked parking. The total cost of the expansion through December 31, 2001 was $14.1 million. In 2002, the Company expects to make an additional cash contribution of approximately $3.1 million and contribute the expansion asset to the joint venture in return for a subordinated 50% general partnership interest.

During 2000, the Company acquired the remaining 35% interest in a multifamily property (Emerald Point). The Company paid approximately $11.0 million for the interest, including $5.7 million in assumed debt and $5.3 million borrowed under the line of credit.

During 2000, the Company sold Forestville Shopping Center, Valley View Shopping Center, CVS Warehouse and Distribution Center, and its 50% interest in Park Plaza Shopping Center. Total proceeds from these sales was approximately $23.0 million. The property sales resulted in gains totaling approximately $10.3 million.

During 1999, the Company acquired two shopping centers (Home Depot at Northeast Tower Center and Florence Commons), three shopping center development sites (Creekview Shopping Center, Paxton Town Centre and Metroplex Shopping Center), and an additional 10% interest in Rio Mall, in which it now owns a 60% interest. The Company paid approximately $51.4 million, consisting of $28.0 million in cash, $12.5 million in assumed debt, $9.9 million borrowed under the line of credit and $1.0 million of OP units.

Each of these acquisitions was accounted for by the purchase method of accounting. The results of operations for the acquired properties have been included from their respective purchase dates. The 2001, 2000 and 1999 acquisitions did not result in a requirement to present pro forma information.

In connection with the Company's 1997 acquisition of The Rubin Organization ("TRO") and certain other property interests, the Company agreed to issue up to 800,000 additional Class A OP units over a five-year period ending September 30, 2002, if certain earnings are achieved. The Company accounts for the issuance of contingent OP units as additional purchase price when such amounts are determinable. Through December 31, 2001, 665,000 contingent OP units had been earned, resulting in additional purchase price of approximately $12.9 million.

12 / SEGMENT INFORMATION

The Company has four reportable segments: (1) retail properties, (2) multifamily properties, (3) development and other, and (4) corporate. The retail segment includes the operation and management of 22 regional and community shopping centers (12 wholly-owned and 10 owned in joint venture form). The multifamily segment includes the operation and management of 19 apartment communities (14 wholly-owned and 5 owned in joint venture form). The other segment includes the operation and management of 4 retail properties under development (3 wholly-owned and 1 owned in joint venture form) and 4 industrial properties (all wholly-owned). The corporate segment includes cash and investment management, real estate management and certain other general support functions.

The accounting policies for the segments are the same as those described in Note 1, except that, for segment reporting purposes, the Company uses the "proportionate-consolidation method" of accounting (a non-GAAP measure) for joint venture properties, instead of the equity method of accounting. The Company calculates the proportionate-consolidation method by applying its percentage ownership interest to the historical financial statements of their equity method investments.

The chief operating decision-making group for the Company's Retail, Multifamily, Development and Other and Corporate segments is comprised of the Company's President, Chief Executive Officer and the lead executives of each of the Company's operating segments. The lead executives of each operating segment also manage the profitability of each respective segment. The operating segments are managed separately because each operating segment represents different property types, as well as properties under development and corporate services.

Year Ended 12/31/01	Retail	Multifamily	Development and Other	Corporate	Total	Adjustments to Equity	Total Consolidated
Real estate operating revenues	$ 81,621	$ 56,394	$ 324	$ —	$ 138,339	$ (36,454)	$ 101,885
Property operating expenses	22,473	23,456	14	—	45,943	(12,541)	33,402
Net operating income	59,148	32,938	310	—	92,396	(23,913)	68,483
Management fees	—	—	—	11,336	11,336	—	11,336
General and administrative expenses	—	—	—	(23,577)	(23,577)	—	(23,577)
Interest and other income	—	—	—	361	361	—	361
EBITDA	59,148	32,938	310	(11,880)	80,516	(23,913)	56,603
Interest expense	(22,023)	(13,861)	—	—	(35,884)	10,921	(24,963)
Depreciation and amortization	(15,027)	(9,367)	(32)	—	(24,426)	6,452	(17,974)
Gains on sales of interests in real estate	2,107	—	—	—	2,107	—	2,107
Minority interest in operating partnership	—	—	—	(2,524)	(2,524)	—	(2,524)
Equity in income of partnerships and joint ventures	—	—	—	—	—	6,540	6,540
Net income	$ 24,205	$ 9,710	$ 278	$ (14,404)	$ 19,789	$ —	$ 19,789
Investments in real estate, at cost	$ 496,365	$ 283,028	$ 55,016	$ —	$ 834,409	$ (183,949)	$ 650,460
Total assets	$ 468,561	$ 206,016	$ 52,909	$ 28,335	$ 755,821	$ (153,193)	$ 602,628
Recurring capital expenditures	$ 18	$ 2,965	$ —	$ —	$ 2,983	$ (293)	$ 2,690

Year Ended 12/31/00	Retail	Multifamily	Development and Other	Corporate	Total	Adjustments to EquityMethod	Total Consolidated
Real estate operating revenues	$ 72,773	$ 54,199	$ 4,707	$ —	$ 131,679	$ (31,208)	$ 100,471
Property operating expenses	20,289	22,448	45	—	42,782	(10,107)	32,675
Net operating income	52,484	31,751	4,662	—	88,897	(21,101)	67,796
General and administrative expenses	—	—	—	(4,953)	(4,953)	—	(4,953)
Interest and other income	—	—	—	1,385	1,385	—	1,385
PREIT-RUBIN, Inc. net operating loss	—	—	—	(4,498)	(4,498)	4,498	—
EBITDA	52,484	31,751	4,662	(8,066)	80,831	(16,603)	64,228
Interest expense	(18,476)	(13,869)	—	(1,141)	(33,486)	9,600	(23,886)
Depreciation and amortization	(11,151)	(9,130)	(63)	(1,261)	(21,605)	5,944	(15,661)
Gains on sales of interests in real estate	3,650	—	6,648	—	10,298	—	10,298
Minority interest in operating partnership	—	—	—	(3,784)	(3,784)	—	(3,784)
Equity in income of partnerships and joint ventures	—	—	—	—	—	7,366	7,366
Equity in loss of PREIT-RUBIN, Inc.	—	—	—	—	—	(6,307)	(6,307)
Net income	$ 26,507	$ 8,752	$ 11,247	$ (14,252)	$ 32,254	$ —	$ 32,254
Investments in real estate, at cost	$ 464,633	$ 278,199	$ 60,727	$ —	$ 803,559	$ (191,293)	$ 612,266
Total assets	$ 448,720	$ 211,328	$ 58,820	$ 15,771	$ 734,639	$ (157,976)	$ 576,663
Recurring capital expenditures	$ 642	$ 3,464	$ —	$ —	$ 4,106	$ (627)	$ 3,479

Year Ended 12/31/99	Retail	Multifamily	Development and Other	Corporate	Total	Adjustments to Equity Method	Total Consolidated
Real estate operating revenues	$ 64,870	$ 51,891	$ 1,534	$ —	$ 118,295	$ (29,075)	$ 89,220
Property operating expenses	19,857	21,617	31	—	41,505	(9,722)	31,783
Net operating income	45,013	30,274	1,503	—	76,790	(19,353)	57,437
General and administrative expenses	—	—	—	(3,560)	(3,560)	—	(3,560)
Interest and other income	—	—	—	1,144	1,144	—	1,144
PREIT-RUBIN, Inc. net operating loss	—	—	—	(2,504)	(2,504)	2,504	—
EBITDA	45,013	30,274	1,503	(4,920)	71,870	(16,849)	55,021
Interest expense	(17,261)	(12,534)	(263)	(1,477)	(31,535)	9,323	(22,212)
Depreciation and amortization	(10,615)	(7,712)	(98)	(868)	(19,293)	5,440	(13,853)
PREIT-RUBIN, Inc. income taxes	—	—	—	56	56	(56)	—
Gains on sales of interests in real estate	445	—	1,318	—	1,763	—	1,763
Minority interest in operating partnership	—	—	—	(2,122)	(2,122)	—	(2,122)
Equity in income of partnerships and joint ventures	—	—	—	—	—	6,178	6,178
Equity in loss of PREIT-RUBIN, Inc.	—	—	—	—	—	(4,036)	(4,036)
Net income	$ 17,582	$ 10,028	$ 2,460	$ (9,331)	$ 20,739	$ —	$ 20,739
Investments in real estate, at cost	$ 402,154	$ 265,165	$ 75,819	$ —	$ 743,138	$ (165,617)	$ 577,521
Total assets	$ 384,417	$ 208,020	$ 72,796	$ 15,812	$ 681,045	$ (133,455)	$ 547,590
Recurring capital expenditures	$ 293	$ 3,332	$ —	$ —	$ 3,625	$ (432)	$ 3,193

13 / SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

The following presents a summary of the unaudited quarterly financial information for the years ended December 31, 2001 and 2000.

In thousands of dollars, except per share data	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year Ended 12/31/01 Total
Revenues	$ 26,996	$ 27,538	$ 27,537	$ 31,511	$ 113,582
Net income[1]	$ 5,092	$ 3,906	$ 4,149	$ 6,642	$ 19,789
Basic net income per share	$ 0.37	$ 0.29	$ 0.27	$ 0.42	$ 1.35
Diluted income per share	$ 0.37	$ 0.29	$ 0.27	$ 0.42	$ 1.35

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year Ended 12/31/00 Total
Revenues[2]	$ 23,452	$ 28,446	$ 23,657	$ 26,301	$ 101,856
Net income[1]	$ 6,389	$ 15,084	$ 6,162	$ 4,619	$ 32,254
Basic net income per share	$ 0.48	$ 1.13	$ 0.46	$ 0.34	$ 2.41
Diluted income per share	$ 0.48	$ 1.13	$ 0.46	$ 0.34	$ 2.41

[1] *Includes gains on sale of real estate of approximately $1.8 million (1st Quarter 2001), $0.3 million (2nd Quarter 2001), $2.3 million (1st Quarter 2000), $6.6 million (2nd Quarter 2000), and $1.3 million (3rd Quarter 2000).*

[2] *Includes lease termination fees of approximately $6.0 million in 2nd Quarter.*

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND TRUSTEES OF
PENNSYLVANIA REAL ESTATE INVESTMENT TRUST:

We have audited the accompanying consolidated balance sheets of Pennsylvania Real Estate Investment Trust (a Pennsylvania Business Trust) and subsidiaries as of December 31, 2001, 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Lehigh Valley Mall Associates, a partnership in which the Company has a 50% interest, which is reflected in the accompanying consolidated financial statements using the equity method of accounting. The equity in net income of Lehigh Valley Mall Associates represents 17%, 10% and 15%, of net income for the years ended December 31, 2001, 2000, and 1999, respectively. The financial statements of Lehigh Valley Mall Associates were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Lehigh Valley Mall Associates, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Real Estate Investment Trust and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Philadelphia, Pennsylvania
March 6, 2002

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements and the notes thereto included elsewhere in this report.

OVERVIEW

The Company owns interests in 22 shopping centers containing an aggregate of approximately 10.9 million square feet, 19 multifamily properties containing 7,242 units and four industrial properties with an aggregate of approximately 0.3 million square feet. The Company also owns interests in four shopping centers currently under development, which are expected to contain an aggregate of approximately 1.3 million square feet upon completion.

The Company also provides management, leasing and development services to 19 additional retail properties containing approximately 8.3 million square feet, seven office buildings containing approximately 1.8 million square feet and two additional multifamily properties with 137 units for affiliated and third-party owners.

The Company has achieved significant growth since 1997 with the acquisition of The Rubin Organization ("TRO") and the formation of PREIT-RUBIN, Inc. ("PRI"). During 2001, the Company continued this trend with four retail properties in its development pipeline, and same store net operating income growth of 4.9% and 3.7% in the retail and multifamily sectors, respectively, excluding the impact of lease termination fees in the retail sector, which were excluded because they were unusually high in 2000.

The Company's net income decreased by $12.5 million to $19.8 million for the year ended December 31, 2001 as compared to $32.3 million for the year ended December 31, 2000. Operating results in 2000 included larger gains on sales of real estate and higher lease termination fees than in 2001. Specifically, the properties sold in 2000 generated gains of $10.3 million as compared to $2.1 million for the properties sold in 2001. Lease termination revenues were $6.0 million in 2000 compared to $1.2 million in 2001.

In 2001, the placement in service of properties previously under development generated net income in excess of the net income lost as a result of the sale of properties in 2000 and 2001. The net result was an increase in Company real estate revenues, with a corresponding increase in property operating expenses, and depreciation, amortization and interest expenses.

Also in 2001, the Company implemented a structural change in accordance with changes to REIT tax laws authorized by the REIT Modernization Act of 1999. Specifically, effective January 1, 2001, the Company began consolidating the activities of its commercial property development and management affiliates, PREIT Services, LLC and PREIT-RUBIN, Inc. The result is reflected in the Company's Consolidated Financial Statements as new management fees, the elimination of intercompany interest income, an increase in general and administrative expenses (not all of which is attributable to the consolidation), and the elimination of Equity in Loss of PREIT-Rubin, Inc.

The Company has investments in 16 partnerships and joint ventures (the "Joint Ventures"). The purpose of the Joint Ventures is to own and operate real estate. It is a common practice in the real estate industry to invest in real estate in this manner. Of the 16 Joint Venture properties, the Company manages 5 of the properties and other parties, including several of the Company's Joint Venture partners, manage the remaining 11 properties. None of the Company's Joint Venture partners are affiliates of the Company. The Company holds a non-controlling interest in the Joint Ventures, and accounts for the Joint Ventures using the equity method of accounting. Under this accounting method, the Company does not consolidate the Joint Ventures. Instead, the Company records the earnings from the Joint Ventures under the income statement caption entitled "Equity in income of partnerships and joint ventures." Changes in the Company's investment in these entities are recorded in the balance sheet caption entitled "Investment in and advances to partnerships and joint ventures, at equity." For further information regarding the Company's Joint Ventures, see Note 2 to the Consolidated Financial Statements.

EQUITY OFFERING

On July 11, 2001, the Company issued, through a public offering, 2.0 million shares of beneficial interest at a price of $23.00 per share (the "Offering"). Net proceeds from the Offering after deducting the underwriting discount of $1.5 million and other expenses of approximately $0.2 million were approximately $44.3 million. Proceeds from the Offering were used to repay $20.7 million outstanding on an existing construction loan and $16.5 million of outstanding indebtedness under the Company's Credit Facility. The remaining proceeds were used to fund projects then under development.

CREDIT FACILITY

The Company's operating partnership has entered into a $250 million credit facility (the "Credit Facility") consisting of a $175 million revolving credit facility (the "Revolving Facility") and a $75 million construction facility (the "Construction Facility") with a group of banks. The obligations of the Company's operating partnership under the Credit Facility are secured by a pool of ten properties and have been guaranteed by the Company.

The Credit Facility bears interest at the London Interbank Offered Rate (LIBOR) plus margins ranging from 130 to 180 basis points, depending on the ratio of the Company's consolidated liabilities to gross asset value (the "Leverage Ratio"), each as determined pursuant to the terms of the Credit Facility. At December 31, 2001, the margin was set at 165 basis points.

The Credit Facility contains affirmative and negative covenants customarily found in facilities of this type, as well as requirements that the Company maintain, on a consolidated basis: (i) a maximum Leverage Ratio of 65%; (ii) a maximum Borrowing Base Value (as defined in the Credit Facility) of 70% under the Revolving Facility; (iii) a minimum weighted average collateral pool property occupancy of 85%; (iv) minimum tangible net worth of $229 million plus 75% of cumulative net proceeds from the sale of equity securities; (v) minimum ratios of EBITDA to Debt Service and Interest Expense (as defined in the Credit Facility) of 1.40:1 and 1.75:1, respectively, at December 31, 2001; (vi) maximum floating rate debt of $250 million; and (vii) maximum commitments for properties under development not in excess of 25% of Gross Asset Value (as defined in the Credit Facility). As of December 31, 2001, the Company was in compliance with all debt covenants.

LIQUIDITY AND CAPITAL RESOURCES

The Company expects to meet its short-term liquidity requirements generally through its available working capital and net cash provided by operations. The Company believes that its net cash provided by operations will be sufficient to allow the Company to make any distributions necessary to enable the Company to continue to qualify as a REIT under the Internal Revenue Code of 1986, as amended. The Company also believes that the foregoing sources of liquidity will be sufficient to fund its short-term liquidity needs for the foreseeable future, including capital expenditures, tenant improvements and leasing commissions. The following are some of the risks that could impact Company cash flows and require the funding of future distributions, capital expenditures, tenant improvements and/or leasing commissions with sources other than operating cash flows:

- Increase in tenant bankruptcies reducing revenue and operating cash flows
- Increase in interest rates affecting the Company's net cost of borrowing
- Increase in insurance premiums and/or the Company's portion of claims
- Eroding market conditions in one or more of our primary geographic regions adversely affecting property operating cash flows

The Company expects to meet certain long-term capital requirements such as property acquisitions, scheduled debt maturities, renovations, expansions and other non-recurring capital improvements through long-term secured and unsecured indebtedness and the issuance of additional equity securities. The Company also expects to increase the funds available under the Revolving Facility and the Construction Facility by placing development properties into the collateral pool upon the achievement of prescribed criteria so as to fund acquisitions, development activities and capital improvements. In general, when the credit markets are tight, the Company may encounter resistance from lenders when the Company seeks financing or refinancing for properties or proposed acquisitions. The Company also may be unable to sell additional equity securities on terms that are favorable to the Company, if at all. Additionally, the following are some of the potential impediments to accessing additional funds under the Credit Facility:

- Reduction in occupancy at one or more properties in the collateral pool
- Reduction in appraised value of one or more properties in the collateral pool
- Reduction in net operating income at one or more of the properties in the collateral pool
- Constraining leverage covenants under the Credit Facility
- Increased interest rates affecting our interest coverage ratios
- Reduction in the Company's consolidated earnings before interest, taxes, depreciation and amortization (EBITDA)

At December 31, 2001 the Company had outstanding borrowings of $98.5 million under its Revolving Facility and had pledged $1.7 million under the Revolving Facility as collateral for several letters of credit. Of the unused portion of the Revolving Facility of approximately $74.8 million, as of December 31, 2001, the Company's loan covenant restrictions allowed the Company to borrow approximately an additional $4.8 million based on the existing property collateral pool. As noted, one of the additional means of increasing the Company's borrowing capacity via the Revolving Facility is the addition of unencumbered acquisition and/or development properties to the collateral pool. For example, during the first quarter of 2002, the Company placed Creekview Shopping Center, a recently completed retail development project, into the collateral pool, which increased the Company's borrowing capacity to approximately $20 million. The Company expects to place additional projects into the collateral pool to provide additional borrowing capacity, as necessary. The Company believes that the anticipated placement of properties into the collateral pool will allow for sufficient availability of borrowing capacity to fund the development pipeline commitments as well as any short-term liquidity needs.

Mortgage Notes | In addition to amounts due under the Credit Facility, a balloon payment of $22.1 million, of which the Company's proportionate share is $8.8 million, comes due in December 2003 with respect to a mortgage loan secured by a property owned by a partnership in which the Company has an interest. Construction and mortgage loans on properties wholly-owned by the Company also mature by their terms. Balloon payments, due in the next three years, on these loans total $6.2 million for a mortgage loan and $4.0 million for a construction loan. The Company is pursuing long-term financing for the construction loan which has a balloon payment coming due in 2002.

Mortgage notes payable which are secured by 18 of the Company's wholly-owned properties are due in installments over various terms extending to the year 2025 with interest at rates ranging from 5.90% to 9.50% with a weighted average interest rate of 7.45% at December 31, 2001. Principal payments are due as follows (thousands of dollars):

Year Ended 12/31	Principal Amortization	Balloon Payments	Total
2002	$ 4,917	$ —	$ 4,917
2003	5,080	6,201	11,281
2004	5,274	—	5,274
2005	5,674	12,500	18,174
2006	6,074	—	6,074
2007 and thereafter	15,789	196,364	212,153
	$ 42,808	$ 215,065	$ 257,873

Eight of the Company's multifamily communities are financed with $105 million of permanent, fixed-rate, long-term debt. This debt carries a weighted average fixed interest rate of approximately 6.77%. The eight properties secure the non-recourse loans, which amortize over 30 years and mature in May 2009.

Commitments | At December 31, 2001, the Company had approximately $13.4 million committed to complete current development and redevelopment projects, which is expected to be financed through the Revolving Facility or through short-term construction loans. In connection with certain development properties, including those development properties acquired as part of the Company's acquisition of TRO, the Company may be required to issue additional units of limited partner interest in its operating partnership ("OP Units") upon the achievement of certain financial targets.

Cash Flows | During the year ended December 31, 2001, the Company generated $37.7 million in cash flows from operating activities. Financing activities used cash of $8.1 million including: (i) $29.8 million of distributions to shareholders, (ii) $20.6 million and $11.8 million of repayments on a construction loan and the

Revolving Facility, respectively, (iii) $4.6 million of mortgage notes payable principal installments, (iv) $4.1 million of net distributions to OP unit holders and minority partners and (v) $0.4 million payment of deferred financing costs offset by (i) $48.3 million of net proceeds from shares of beneficial interest issued, including amounts raised through the Offering described above and (ii) $15.0 million of borrowings from a mortgage loan. Investing activities used cash of $25.4 million including: (i) $14.5 million of investments in wholly-owned real estate assets, (ii) $29.2 million of investments in property under development and (iii) $1.7 million of investments in partnerships and joint ventures; offset by (i) cash proceeds from sales of real estate interests of $10.2 million, (ii) cash distributions from partnerships and joint ventures in excess of equity in income of $8.2 million and (iii) cash from the consolidation of PRI of $1.6 million.

Contingent Liabilities | The Company along with certain of its joint venture partners has guaranteed debt totaling $5.8 million. The debt matures in 2003 (see Note 2 to the consolidated financial statements).

Interest Rate Protection | In order to limit exposure to variable interest rates, the Company has entered into interest rate swap agreements as follows:

Notional Amount	Fixed Interest Rate vs. 30-day LIBOR	Maturity Date
$20 million	6.02%	December 2003
$55 million	6.00%	December 2003

Financial Instruments Sensitivity Analysis | The analysis below presents the sensitivity of the market value of the Company's financial instruments to selected changes in market interest rates. In order to mitigate the impact of fluctuation in market interest rates, the Company entered into two interest rate swap agreements with notional amounts totaling $75.0 million. All derivative instruments are entered into for other than trading purposes. As of December 31, 2001, the Company's consolidated debt portfolio consisted of $257.9 million in fixed rate mortgage notes, $98.5 million borrowed under its Revolving Facility and $4.0 million of construction notes payable.

Changes in market interest rates have different impacts on the fixed and variable portions of the Company's debt portfolio. A change in market interest rates on the fixed portion of the debt portfolio impacts the net financial instrument position, but it has no impact on interest incurred or cash flows. A change in market interest rates on the variable portion of the debt portfolio impacts the interest incurred and cash flows, but does not impact the net financial instrument position. The sensitivity analysis related to the fixed debt portfolio assumes an immediate 100 basis point move in interest rates from their actual December 31, 2001 levels, with all other variables held constant. A 100 basis point increase in market interest rates would result in a decrease in the net financial instrument position of $10.9 million at December 31, 2001. A 100 basis point decrease in market interest rates would result in an increase in the net financial instrument position of $11.7 million at December 31, 2001. Based on the variable-rate debt included in the Company's debt portfolio, including two interest rate swap agreements, as of December 31, 2001, a 100 basis point increase in interest rates would result in an additional $0.2 million in interest incurred at December 31, 2001. A 100 basis point decrease would reduce interest incurred by $0.2 million at December 31, 2001.

ACQUISITIONS, DISPOSITIONS AND DEVELOPMENT ACTIVITIES

The Company is actively involved in pursuing and evaluating a number of individual property and portfolio acquisition opportunities. In addition, the Company has stated that a key strategic goal is to obtain managerial control of all of its assets. In certain cases where existing joint venture assets are managed by outside partners, the Company is considering the possible acquisition of these outside interests. In certain cases where that opportunity does not exist, the Company is considering the disposition of its interests. There can be no assurance that the Company will consummate any such acquisition or disposition.

Acquisitions | In 2000, the Company entered into an agreement giving it a joint venture interest in Willow Grove Park, a 1.2 million square foot regional mall in Willow Grove, PA. Under the agreement, the Company is responsible for the expansion of the property to include a new Macy's store and decked parking. The total cost of the expansion through December 31, 2001 was $14.1 million. In 2002, the Company expects to make an additional cash contribution of approximately $3.1 million and contribute the expansion asset to the joint venture in return for a subordinated 50% general partnership interest. Also, in 2000, the Company purchased the remaining 35% interest in the Emerald Point multifamily community in Virginia Beach, VA.

Dispositions | In 2001, the Company sold parcels of land located at Paxton Town Centre in Harrisburg, PA and Commons at Magnolia in Florence, SC and an undeveloped parcel of land adjacent to the Metroplex Shopping Center in Plymouth Meeting, PA. Consistent with management's stated long-term strategic plan to review and evaluate all joint venture real estate holdings and non-core properties, during 2001 and 2000 the Company sold its interests in several properties. Under this plan, in 2001, the Company sold its interest in the Ingleside Shopping Center in Thorndale, PA, and in 2000, the Company sold the CVS Warehouse and Distribution Center in Alexandria, VA, Valleyview Shopping Center in Wilmington, DE, Forestville Shopping Center in Forestville, MD and the Company's 50% interest in Park Plaza Shopping Center in Pinellas Park, FL.

Development, Expansions and Renovations | The Company is involved in a number of development and redevelopment projects, which may require equity funding by the Company or third-party debt or equity financing (see Note 10 to the Consolidated Financial Statements). In each case, the Company will evaluate the financing opportunities available to it at the time a project requires funding. In cases where the project is undertaken with a joint venture partner, the Company's flexibility in funding the project may be governed by the joint venture agreement or the covenants existing in its line of credit, which limit the Company's involvement in joint venture projects.

RELATED PARTY TRANSACTIONS

The Company provides management, leasing and development services for partnerships and other ventures in which certain officers of the Company have either direct or indirect ownership interests, including Ronald Rubin, the Company's Chairman and Chief Executive Officer. The Company believes that the terms of the management agreements for these services are no less favorable to the Company than its agreements with non-affiliates.

The Company has no off-balance sheet transactions other than those discussed in the Interest Rate Protection section. No officer or employee of the Company benefits from or has benefited from any off-balance sheet transactions with or involving the Company.

The Company leases its corporate home office space from an affiliate of certain officers of the Company. The lease terms were established at market rates at the commencement date.

In connection with the Company's acquisition of The Rubin Organization ("TRO") in 1997, the Company agreed to issue up to 800,000 limited partnership units over a five-year period ended September 30, 2002 contingent on the Company achieving specified performance targets. Through December 31, 2001, 497,500 contingent limited partnership units had been issued. An additional 167,500 contingent limited partnership units were earned in 2001 but have not yet been issued. The remaining 135,000 units may be earned in 2002. The recipients of the contingent limited partnership units include officers of the Company, including Ronald Rubin, the Company's Chairman and Chief Executive Officer, who were partners of TRO at the time of TRO's acquisition.

SIGNIFICANT ACCOUNTING POLICIES

The Company's significant accounting policies are described in Note 1 to the Consolidated Financial Statements of the Company. The Company believes that the most critical accounting policies include revenue recognition and asset impairment.

Revenue Recognition | The Company derives over 89% of its revenues from tenant rents and other tenant related activities. Tenant rents include base rents, percentage rents, expense reimbursements (such as common area maintenance, real estate taxes and utilities) and straight-line rents. The Company records base rents on a straight-line basis, which means that the monthly base rent income according to the terms of the Company's leases with its tenants is adjusted so that an average monthly rent is recorded for each tenant over the term of its lease. The difference between base rent and straight-line rent is a non-cash increase or decrease to rental income. In 2001, non-cash straight line rent income was $0.8 million. Percentage rents represent rental income that the tenant pays based on a percentage of its sales. Tenants that pay percentage rent usually pay in one of two ways, either a percentage of their total sales or a percentage of sales over a certain threshold. In the latter case, the Company does not record percentage rent until the sales threshold has been reached. Expense reimbursement payments are generally made monthly based on a budgeted amount determined at the beginning of the year. During the year, the Company's income increases or decreases based on actual expense levels and changes in other factors that influence the reimbursement amounts, such as occupancy levels. In 2001, the Company accrued $0.9 million of income because reimbursable expense levels were greater than amounts billed. These increases/ decreases are non-cash changes to rental income. Shortly after the end of the year, the Company prepares a reconciliation of the actual amounts due from tenants. The difference between the actual amount due and the amounts paid by the tenant throughout the year is billed or credited to the tenant, depending on whether the tenant paid too much or too little during the year.

The Company's other significant source of revenues comes from management activities, including property management, leasing and development. Management fees are generally a percentage of managed property revenues or cash receipts. Leasing fees are earned upon the consummation of new leases. Development fees are earned over the time period of the development activity. These activities are collectively referred to as Management fees in the consolidated statement of income. There are no significant cash versus accrual differences for these activities.

Evaluation of Asset Impairment | The Company periodically evaluates its real estate assets for potential impairment indicators. Judgments regarding the existence of impairment indicators are based on legal factors, market conditions and the operational performance of the properties. Future events could cause the Company to conclude that impairment indicators exist and that a property's value is impaired. Any resulting impairment loss would be measured by comparing the individual property's fair value to its carrying value and reflected in the Company's consolidated statements of income.

RESULTS OF OPERATIONS

Year Ended December 31, 2001 compared with Year Ended December 31, 2000 | Net income decreased by $12.5 million to $19.8 million ($1.35 per share) for the year ended December 31, 2001 as compared to $32.3 million ($2.41 per share) for the year ended December 31, 2000.

Revenues increased by $11.7 million or 11% to $113.6 million in the year ended December 31, 2001 from $101.9 million for the year ended December 31, 2000. Gross revenues from real estate increased by $1.4 million to $101.9 million for the year ended December 31, 2001 from $100.5 million for the year ended December 31, 2000. This increase in gross revenues resulted from a $4.5 million increase in base rents, a $0.3 million increase in percentage rents and a $1.4 million increase in expense reimbursements. Offsetting this increase is a $4.8 million decrease in lease termination fees from $6.0 million in 2000 to $1.2 million in 2001. Lease termination fees in 2000 included an unusually large $4.0 million fee received in connection with the sale of the CVS Warehouse and Distribution Center. Base rents increased due to a $3.1 million increase in retail rents, resulting from two properties under development in 2000 now placed in service, and higher rents due to new and renewal leases at higher rates in 2001. These positive influences were partially offset by the sale of two retail properties that were sold in the third quarter of 2000, resulting in a $0.8 million reduction in base rents. Base rents also increased due to a $1.8 million increase in multifamily rents, resulting from rental rate increases and higher occupancy rates. The increase in base rents was offset by a $0.4 million decrease in industrial rents due to the sale of the CVS Warehouse. Percentage rents increased due to higher tenant sales levels. Expense reimbursements increased due to two properties under development in 2000 now placed in service, increased property operating expenses and the recovery of 2000 renovation costs over 10 years at Dartmouth Mall. Management fees were $11.3 million for the year ended December 31, 2001. This entire amount represents an increase in consolidated revenues in 2001 because PRI was not consolidated in 2000. Interest and other income decreased by $1.0 million because interest income on a loan with PRI was eliminated in 2001 due to the consolidation of PRI effective January 1, 2001. Without the effects of the consolidation of PRI, the Company's revenues for 2001 would have increased by $1.4 million over revenues in 2000.

Property operating expenses increased by $0.7 million or 2% to $33.4 million for the year ended December 31, 2001 from $32.7 million for the year ended December 31, 2000. Payroll expense increased $0.4 million or 7% due to normal salary increases and increased benefit costs. Real estate and other taxes increased by $0.5 million as two properties under development in 2000 were placed in service and tax rates were slightly higher for properties owned during both periods, partially offset by savings from the sale of two properties in 2000. Utilities decreased by $0.1 million. Other operating expenses decreased by $0.1 million due to decreased repairs and maintenance expenses.

Depreciation and amortization expense increased by $2.3 million to $18.0 million for the year ended December 31, 2001 from $15.7 million for the year ended December 31, 2000 due to $0.9 million from two properties under development in 2000 now placed in service, and $1.4 million from a higher asset base, of which $0.9 million is attributable to the 2000 renovation at Dartmouth Mall.

General and administrative expenses increased by $18.6 million to $23.6 million for the year ended December 31, 2001 from $5.0 million for the year ended December 31, 2000. The primary reason for the increase is the consolidation of PRI in 2001, which accounted for $16.3 million of the increase. General and administrative expenses also increased primarily due to a $1.2 million increase in payroll and benefits expenses, as well as minor increases in several other expense categories totaling $1.1 million in the aggregate.

Interest expense increased by $1.1 million to $25.0 million for the year ended December 31, 2001 as compared to $23.9 million for the year ended December 31, 2000. Retail mortgage interest increased by $0.4 million. Of this amount, $0.6 million was due to a full year of interest on a mortgage for a property placed in service in 2000, offset by $0.2 million due to expected amortization of mortgage balances. Multifamily mortgage interest decreased by $0.1 million due to expected amortization of mortgage balances. Bank loan interest expense increased by $0.8 million because of higher amounts outstanding in 2001 as compared to 2000, plus development assets placed in service in 2001.

Equity in loss of PREIT-RUBIN, Inc. was $6.3 million in the year ended December 31, 2000. There was no corresponding amount in 2001 due to the consolidation of PRI in 2001.

Equity in income of partnerships and joint ventures decreased by $0.9 million to $6.5 million in the year ended December 31, 2001 from $7.4 million in the year ended December 31, 2000. The decrease was primarily due to a mortgage prepayment fee of $0.3 million, and increased interest and bad debt expenses.

Minority interest in the operating partnership decreased $1.3 million to $2.5 million in the year ended December 31, 2001 from $3.8 million in the year ended December 31, 2000.

Gains on sales of interests in real estate were $2.1 million and $10.3 million, respectively, in the years ended December 31, 2001 and 2000 resulting from the sales of the Company's interests in Ingleside Center and land parcels at Florence Commons Shopping Center and Paxton Towne Centre in 2001, and Park Plaza, the CVS Warehouse and Distribution Center, Valley View Shopping Center and Forestville Shopping Center in 2000.

Year Ended December 31, 2000 compared with Year Ended December 31, 1999 | Net income increased by $11.6 million to $32.3 million ($2.41 per share) for the year ended December 31, 2000 as compared to $20.7 million ($1.56 per share) for the year ended December 31, 1999.

Revenues increased by $11.5 million or 13% to $101.9 million in the year ended December 31, 2000 from $90.4 million for the year ended December 31, 1999. Gross revenues from real estate increased by $11.3 million to $100.5 million for the year ended December 31, 2000 from $89.2 million in 1999. This increase is due to a $4.0 million increase in base rents, a $5.7 million increase in lease termination fees, a $0.2 million increase in percentage rents and a $1.3 million increase in expense reimbursements. Base rents increased due to a $2.9 million increase in retail rents, resulting from 1999 property acquisitions and development properties placed in service in 2000 and higher rents due to new and renewal leases at higher rates in 2000.

Base rents also increased due to a $1.9 million increase in multifamily rents, resulting from rental rate increases and higher occupancy rates. Industrial rents decreased $0.8 million due to the sale of the CVS Warehouse and Distribution Center in Alexandria, Va in April 2000. Lease termination fees in 2000 included a non-recurring $4.0 million fee received in connection with the sale of the CVS Warehouse and Distribution Center and $1.6 million received in connection with the termination of several retail leases, that are also considered non-recurring. Percentage rents increased due to higher tenant sales levels. Expense reimbursements increased due to 1999 property acquisitions and development properties placed in service in 2000 and increased property operating expenses. Other revenues increased due to increased miscellaneous income from the multifamily properties. Interest and other income increased by $0.3 million to $1.4 million for the year ended December 31, 2000 from $1.1 million for the year ended December 31, 1999 due to increased interest income on the loan to PRI.

Property operating expenses increased by $0.9 million or 3% to $32.7 million for the year ended December 31, 2000 from $31.8 million for the year ended December 31, 1999. Real estate and other taxes increased by $0.5 million due to 1999 property acquisitions and development properties placed in service in 2000 and slightly higher tax rates for properties owned during both periods. Other operating expenses increased by $0.4 million due to development properties placed in service in 2000.

Depreciation and amortization expense increased by $1.8 million to $15.7 million for the year ended December 31, 2000 from $13.9 million for the year ended December 31, 1999. The property acquisitions and development properties placed in service referred to above resulted in increased depreciation expense of $0.5 million. Depreciation and amortization expense for properties owned during both periods increased by $1.3 million due to a higher asset base for properties owned during both periods.

General and administrative expenses increased by $1.4 million to $5.0 million for the year ended December 31, 2000 from $3.6 million for the year ended December 31, 1999 primarily due to increased payroll and benefits expense.

Interest expense increased by $1.7 million to $23.9 million for the year ended December 31, 2000 from $22.2 million for the year ended December 31, 1999. Multifamily mortgages that were originated in April 1999 resulted in an increase of $1.7 million. Retail mortgage interest increased by $0.6 million because development properties were placed in service. These increases were partially offset by a decrease in bank loan interest expense of $0.6 million resulting from the capitalization of more interest in 2000 than in 1999 due to development activity.

Equity in income of partnerships and joint ventures increased by $1.2 million to $7.4 million in 2000 primarily attributable to increased income from Whitehall Mall which was under redevelopment in 1999.

Equity in net loss of PREIT-RUBIN, Inc. for the 2000 period was $6.3 million compared with $4.0 million for the 1999 period. The $2.3 million increase in the equity in net loss was primarily due to decreases in non-recurring brokerage commissions of $1.2 million, management fees of $1.0 million, publication fees of $0.4 million and depreciation and amortization expense of $0.2 million, partially offset by decreased operating expenses of $0.5 million due to a $0.3 million decrease in publication costs and a $0.2 million decrease in professional services.

Minority interest in the operating partnership increased $1.7 million to $3.8 million primarily as a result of increased earnings and 167,500 additional contingent OP units earned under the Contribution Agreement related to the acquisition of TRO in 1997.

Gains from the sale of interests in real estate were $10.3 million and $1.8 million for 2000 and 1999, respectively. The 2000 period reflects a gain on the sale of interest in Park Plaza Shopping Center in Pinellas Park, FL, the CVS Warehouse and Distribution Center in Alexandria, VA, and the Valleyview Shopping Center in Wilmington, DE. The 1999 period includes gains on the sale of interests in 135 Commerce Drive, Fort Washington, PA and an undeveloped land parcel at Crest Plaza in Allentown, PA.

SAME STORE PROPERTIES

Retail sector operating income, excluding the impact of certain lease termination fees for the year ended December 31, 2001 for the properties owned since January 1, 2000 (the "Same Store Properties"), increased by $2.2 million or 4.9% over the year ended December 31, 2000. This increase resulted from new and renewal leases at higher rates, higher occupancy and higher percentage rents in 2001 as compared to 2000. Multifamily sector same store growth was $1.2 million or 3.7% for the year ended December 31, 2001 due to revenue increases of 4.0% which were partially offset by increases in real estate taxes, utilities, apartment turnover expenses, repairs and maintenance and insurance costs. Certain retail lease terminations were excluded from this comparison because they were unusually large in 2000.

Set forth below is a schedule comparing the net operating income (excluding the impact of retail lease termination fees) for the Same Store Properties for the year ended December 31, 2001, as compared to the year ended December 31, 2000.

	Year Ended December 31,	
In thousands	2001	2000
Retail Sector:		
Revenues	$ 67,629	$ 64,342
Property operating expenses	20,140	19,057
Net operating income	$ 47,489	$ 45,285
Multifamily Sector:		
Revenues	$ 56,394	$ 54,199
Property operating expenses	23,455	22,448
Net operating income	$ 32,939	$ 31,751

FUNDS FROM OPERATIONS

Funds from operations ("FFO") is defined as income before gains (losses) on property sales and extraordinary items (computed in accordance with generally accepted accounting principles "GAAP") plus real estate depreciation and similar adjustments for unconsolidated joint ventures after adjustments for non-real estate depreciation and amortization of financing costs.

The Company computes funds from operations in accordance with standards established by NAREIT, which may not be comparable to funds from operations reported by other REITs that do not define the term in accordance with the current NAREIT definition, or that interpret the current NAREIT definition differently than the Company. Funds from operations does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance or as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it indicative of funds available to fund the Company's cash needs, including its ability to make cash distributions.

Funds from operations decreased 2% to $44.7 million for the year ended December 31, 2001, as compared to $45.8 million in 2000. The decrease was primarily due to a decrease in lease termination fees offset in part by an improvement in net operating income from same store retail and residential properties, and newly acquired/placed in service properties in 2000.

CAPITAL EXPENDITURES

Substantially all of the Company's recurring capital expenditures in 2001 related to its multifamily communities. The multifamily communities expended $3.0 million for recurring capital expenditures, ($409 per unit owned adjusted for partnership interests). The Company's policy is to capitalize expenditures for floor coverings, appliances and major exterior preparation and painting for apartments. During the year, $1.7 million ($241 per unit owned) was expended for floor covering and $0.7 million ($91 per unit owned) for appliances.

COMPETITION

The Company's shopping centers compete with other shopping centers in their trade areas as well as alternative retail formats, including catalogues, home shopping networks and internet commerce. Apartment properties compete for tenants with other multifamily properties in their markets. Economic factors, such as employment trends and the level of interest rates, impact shopping center sales as well as a prospective tenant's choice to rent or own his/her residence.

SEASONALITY

Shopping center leases often provide for the payment of rents based on a percentage of sales over certain levels. Income from such rents is recorded only after the minimum sales levels have been met. The sales levels are often met in the fourth quarter, during the December holiday season.

INFLATION

Inflation can have many effects on the financial performance of the Company. Shopping center leases often provide for the payment of rents based on a percentage of sales, which may increase with inflation. Leases may also provide for tenants to bear all or a portion of operating expenses, which may reduce the impact of such increases on the Company. Apartment leases are normally for a one-year term, which may allow the Company to seek increased rents as leases are renewed or when new tenants are obtained.

FORWARD-LOOKING STATEMENTS

The matters discussed in this report, as well as news releases issued from time to time by the Company use forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "plan," or "continue" or the negative thereof or other variations thereon, or comparable terminology which constitute "forward-looking statements." Such forward-looking statements (including without limitation, information concerning the Company's continuing dividend levels, planned acquisition, development and divestiture activities, short- and long-term liquidity position, ability to raise capital through public and private offerings of debt and/or equity securities, availability of adequate funds at reasonable cost, revenues and operating expenses for some or all of the properties, leasing activities, occupancy rates, changes in local market conditions or other competitive factors) involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company's results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

TRUSTEES



ROSEMARIE B. GRECO | Age 55; Trustee since 1997; Chair of Audit Committee and Executive Compensation and Human Resources Committee

Principal, Grecoventures LTD. (business investment and consulting partnership); former CEO and President, CoreStates Bank, N.A. and President, CoreStates Financial Corp.; former corporate director of General Accident Insurance (USA), Cardone Industries, Inc., and Genuardi's Family Markets, Inc.; currently director of Exelon Corporation, Radian, Inc., Sunoco, Inc.; Trustee of SEI Mutual funds. Former chair of the Greater Philadelphia Chamber of Commerce, former interim president and CEO of Philadelphia Private Industry Council, former member of Philadelphia Planning Commission and Board of Education; former chair of Workforce Investment Board, Trustee of the University of Pennsylvania School of Nursing, and board member, National Liberty Museum.



LEE H. JAVITCH | Age 71; Trustee since 1985; Member of Audit Committee and Executive Compensation and Human Resources Committee

Private Investor and former Chairman and Chief Executive Officer, Giant Food Stores, Inc. Director of Jewish Theological Seminary of America, and Jewish Community Center of Harrison, NY. Former chairman of MAZON: A Jewish Response to Hunger, Rye Country Day School, Pennsylvania Council on Arts, and executive committee member of Boy Scouts of America.



LEONARD I. KORMAN | Age 66; Trustee since 1996; Member of Property Committee and Executive Compensation and Human Resources Committee

Chairman and Chief Executive Officer, Korman Commercial Properties, Inc. (real estate development and management). Former member of regional advisory board of First Union National Bank. Trustee of Albert Einstein Health Care Network, Thomas Jefferson University, and Korman Family Foundation.



IRA M. LUBERT | Age 51; Trustee since 2001; Member of Property Committee and Audit Committee

Chairman of Lubert-Adler Partners, L.P., a company specializing in private equity investments in real estate and other entrepreneurial opportunities. Co-founder and managing partner of LLR Equity Partners, L.P., a venture fund making private equity investments in mid-Atlantic growth companies and middle market special opportunity situations. Chairman of GF Management, a company that specializes in the ownership and management of underperforming hospitality properties. Co-founder of Rose Glen Capital, a hedge fund.



JEFFREY P. ORLEANS | Age 55; Trustee since 1986; Member of Property Committee

Chairman and Chief Executive Officer, Orleans Homebuilders, Inc. (residential development). Partner, Orleans Builders and Developers. Director of Builders League of South Jersey, the National Association of Home Builders, Member of the Board of Directors for the Baldwin School, New Jersey National Bank, Mainard, Inc., and Resort at Palm Aire, Inc. Member of Board of Federation of Jewish Agencies, The William Penn Charter School, The American Committee for the Weizmann Institute of Science, JEVS, Pennsylvania Academy of Fine Arts and President of the Lower Merion Police Pension Fund. Mr. Orleans is an active member of Habitat for Humanity.



GEORGE F. RUBIN | Age 59; President, PREIT Services, LLC and PREIT-RUBIN, Inc.; Trustee since 1997

Joined The Rubin Organization, Inc. in 1970. Trustee of Lafayette College, Board Member of Elwyn Institute, Israel Elwyn and Radnor Hunt Races. Chairman of the Board of Thorncroft Therapeutic Horseback Riding, Inc. Former treasurer of the Philadelphia Vietnam Veteran's Memorial Comittee.



RONALD RUBIN | Age 70; Chairman and Chief Executive Officer; Trustee since 1997; Member of Property Committee

Joined Richard I. Rubin and Co., Inc. in 1953 and served as chairman and chief executive officer of The Rubin Organization, Inc. for over 25 years. Trustee of International Council of Shopping Centers. Director of Exelon Corporation. Past Chairman of Center City District and past Chairman of the Greater Philadelphia Chamber of Commerce. Director of the Regional Performing Arts Center. Past President of Jewish Federation of Greater Philadelphia. Served on boards of Franklin Institute, Philadelphia Orchestra, Albert Einstein Medical Center, Tel Aviv University, American Friends of Hebrew University, Midlantic Bank (now PNC), University of the Arts and the United Jewish Appeal.



JONATHAN B. WELLER | Age 55; President and Chief Operating Officer; Trustee since 1994; Member of Property Committee

Joined the Company in 1994; former Executive Vice President and Director of Eastdil Realty, Inc. (real estate investment banking). Member of National Association of Real Estate Investment Trusts, Urban Land Institute and International Council of Shopping Centers. Chair of Lower Merion Conservancy. Director of Ramapo-Anchorage Camp.

OFFICERS

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST
PREIT SERVICES LLC



RONALD RUBIN[1]
Chairman and Chief Executive Officer



JONATHAN B. WELLER[1]
President and Chief Operating Officer



GEORGE F. RUBIN
President, PREIT Services LLC



EDWARD A. GLICKMAN[1]
Executive Vice President and Chief Financial Officer



JOSEPH F. CORADINO[1]
Executive Vice President – Retail Division



DOUGLAS S. GRAYSON[1]
Executive Vice President – Development



JEFFREY A. LINN[1]
Executive Vice President – Acquisitions and Secretary



LEONARD B. SHORE
Executive Vice President – Special Projects



DAVID J. BRYANT[1]
Senior Vice President – Finance and Treasurer



HARVEY DIAMOND
Senior Vice President – Site Acquisition



BRUCE GOLDMAN[1]
Senior Vice President and General Counsel



RAYMOND J. TROST[1]
Senior Vice President – Multifamily Division



JUDITH E. BAKER
Vice President – Human Resources



JONATHEN BELL
Vice President – Financial Services



ELAINE BERGER
Vice President – Specialty Leasing



VERNON BOWEN
Vice President – Risk Management



NICOLINA COLUMBO
Vice President – Director of Mall Leasing



CHERYL K. DOUGHERTY
Vice President – Marketing



R. SCOTT PETRIE
Vice President – Retail Management



TIMOTHY R. RUBIN
Vice President – Director of Community Center Leasing



LARRY TRACHTMAN
Vice President – Legal



MARIO C. VENTRESCA, JR.
Vice President – Retail Asset Management

[1] *Officer of Pennsylvania Real Estate Investment Trust and PREIT Services, LLC*

HEADQUARTERS
200 South Broad Street
Philadelphia, PA 19102–3803
215.875.0700
215.546.7311 Fax
866-875-0700 Toll Free
www.preit.com

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
1601 Market Street
Philadelphia, PA 19103–2499

LEGAL COUNSEL
Drinker Biddle & Reath LLP
One Logan Square
18th & Cherry Streets
Philadelphia, PA 19103–6996

TRANSFER AGENT AND REGISTRAR
For change of address, lost dividend checks, shareholder records and other shareholder matters, contact:

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038
800.937.5449
718.331.1852 Fax
info@amstock.com

DISTRIBUTION REINVESTMENT AND SHARE PURCHASE PLAN
The Company has a direct stock purchase and dividend reinvestment plan, which allows investors to invest in shares of the Company at a 1% discount with no transaction fee, and to reinvest their dividends at no cost to the shareholder. For further information, please contact the Company, or the Plan Administrator at (800) 278-4353 or (718) 921-8283.

INVESTOR INQUIRIES
Shareholders, prospective investors and analysts seeking information about the company should direct their inquiries to:

Jean Dardzinski
Director of Investor Relations
Pennsylvania Real Estate Investment Trust
200 South Broad Street
Philadelphia, PA 19102–3803
866.875.0700 ext. 735
215.546.2504 Fax
Email: investorinfo@preit.com

ANNUAL MEETING
The Annual Meeting of Shareholders is scheduled for 11 am on Thursday, May 9, 2002 at the Park Hyatt at the Bellevue, 200 South Broad Street, Philadelphia, Pennsylvania.

FORMS 10-K AND 10-Q
The Company's Annual Report on Form 10-K, including financial statements and schedules, and Quarterly Reports on Form 10-Q, which are filed with the Securities and Exchange Commission, may be obtained without charge from the Company.

NYSE MARKET PRICE AND DISTRIBUTION RECORD
The following table shows the high and low sales prices for the Company's shares and cash distributions paid for the periods indicated.

Quarters Ended Calendar Year 2001	High	Low	Distributions Paid
March 31	$22.36	$18.94	$ 0.51
June 30	24.70	20.50	0.51
September 30	25.05	18.25	0.51
December 31	23.90	20.50	0.51
			$ 2.04

Quarters Ended Calendar Year 2000	High	Low	Distributions Paid
March 31	$17.25	$14.63	$ 0.47
June 30	18.50	16.00	0.47
September 30	18.06	16.88	0.47
December 31	19.75	16.81	0.51
			$ 1.92

As of December 31, 2001, there were approximately 1,300 shareholders of record of the Company's shares of beneficial interest.

STOCK MARKET
New York Stock Exchange

PEI LISTED NYSE.

PREIT IS A MEMBER OF:
National Association of Real Estate Investment Trusts
International Council of Shopping Centers
National Multi-Housing Council
Pension Real Estate Association
Urban Land Institute

Design: Allemann Almquist & Jones; Editorial: Robert Gunther; Photography: Various

PREIT

Pennsylvania Real Estate Investment Trust

200 South Broad Street
Philadelphia, PA 19102–3803

www.preit.com